Exhibit 99.1

YAMANA GOLD INC.
as Borrower

and

SCOTIA CAPITAL
as Lead Arranger and Joint Book Runner

and

THE BANK OF NOVA SCOTIA
as Administrative Agent

and

ABN AMRO BANK N.V.
as Lead Arranger, Joint Book Runner and Syndication Agent

and

THE BANK OF NOVA SCOTIA and ABN AMRO BANK N.V.
as Lenders

CREDIT AGREEMENT

Dated as of September 10, 2007

Fasken Martineau DuMoulin LLP
Toronto, Ontario

TABALE OF CONTENTS

i

		Page

15.2	Severability	98
15.3	Counterparts	98
15.4	Successors and Assigns	98
15.5	Assignment	98
15.6	Entire Agreement	100
15.7	Further Assurances	100
15.8	Judgment Currency	100

SCHEDULE A	LENDERS AND INDIVIDUAL COMMITMENTS

SCHEDULE B	COMPLIANCE CERTIFICATE

SCHEDULE C	FORM OF ASSIGNMENT

SCHEDULE D	FORM OF DRAWDOWN NOTICE

SCHEDULE E	FORM OF ROLLOVER NOTICE

SCHEDULE F	FORM OF CONVERSION NOTICE

SCHEDULE G	CORPORATE CHART

SCHEDULE H	REIMBURSEMENT INSTRUMENT

SCHEDULE I	APPLICABLE RATES

SCHEDULE J	CAPITAL OF PLEDGED SUBSIDIARIES

SCHEDULE K	SECURITY DOCUMENTS

CREDIT AGREEMENT dated as of September 10, 2007 among Yamana Gold Inc., a corporation continued under the laws of Canada (the “Borrower”), the lending institutions from time to time parties hereto as Lenders (each a “Lender” and, collectively, the “Lenders”) and The Bank of Nova Scotia, as Administrative Agent;

WHEREAS the Borrower has requested the Lenders to provide to it certain credit facilities for the purposes set forth in Section 11.1(c);

AND WHEREAS the Lenders are each willing to provide such credit facilities to the Borrower for the aforementioned purposes upon the terms and conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Defined Terms

The following defined terms shall for all purposes of this agreement, or any amendment, substitution, supplement, replacement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

“$” denotes U.S. dollars.

“Acquisition” means:

(a)                                  if the acquisition is a share purchase, the Borrower shall Control the entity being acquired immediately following the completion of such acquisition; or

(b)                                 if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired.

“Acquired Subsidiaries” means the Meridian Acquired Subsidiaries and the Northern Orion Acquired Subsidiaries and “Acquired Subsidiary” means any of the Acquired Subsidiaries.

“Administrative Agent” means The Bank of Nova Scotia, in its capacity as administrative agent of the Lenders, and any successor thereto pursuant to Section 14.12.

“Affiliate” means an affiliated body corporate and, for the purposes of this agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, “body corporate” shall include a Canadian chartered bank.

“Agent Fee Letter” means the agent fee letter dated August 10, 2007 between the Borrower and The Bank of Nova Scotia, as the same may be amended, modified, supplemented or replaced from time to time.

“Alumbrera Opco” means Northern Orion Cayman Pampas Ltd., a corporation incorporated under the laws of the Cayman Islands.

“Alumbrera Project” means the Alumbrera gold and copper mining project located at Alumbrera, Catamarca in northwest Argentina together with its associated pipeline, power, processing and transportation facilities.

“Alternate Base Rate Canada” means, at any particular time, the variable rate of interest per annum, calculated on the basis of a year of 365 or 366 days, as the case may be, which is equal to the greater of (a) the Base Rate Canada at such time and (b) the aggregate of (i) the Federal Funds Effective Rate at such time and (ii) ½ of 1% per annum.

“Applicable Rate” means, for a particular Fiscal Quarter, the rate per annum used to determine the interest rate on various types of Loans, the rate used to calculate standby fees pursuant to Section 7.5, the rate used to calculate Letter issuance fees pursuant to Section 7.6 or the rate used to calculate acceptance fees pursuant to Section 7.7, in each case by reference to the range in which the Leverage Ratio for the second immediately preceding Fiscal Quarter falls as set forth in Schedule I hereto, provided that (i) changes in the Applicable Rate shall be effective as set forth in Section 7.8, (ii) changes in the Applicable Rate shall apply, as at the effective dates of such changes, to Bankers’ Acceptances, BA Rate Loans, LIBOR Loans and Letters outstanding on such dates, but only for those portions of applicable terms or Interest Periods, as the case may be, falling within those times during which the changes in the Applicable Rate are effective, as provided above. The Applicable Rate up to and including the first day of the Fiscal Quarter immediately following the second full Fiscal Quarter following the date of the execution and delivery of this agreement shall be set at Level IV.

“Approval” means an approval, authorization, license, permit, consent, filing or registration granted by, or made with, any Official Body or any other Person having legal or regulatory jurisdiction.

“Approved Hedging Policy” means the hedging policy of the Companies, dated November 6, 2006, in the form provided to the Administrative Agent in connection with the execution of this agreement as the same may from time to time be amended by the board of directors of the Borrower.

“Arranger Fee Letters” means the two lead arranger fee letters dated August 10, 2007 between the Borrower, The Bank of Nova Scotia and ABN AMRO Bank N.V., as the same may be amended, modified, supplemented or replaced from time to time.

“Available NRT Credit” means, at any particular time, the amount, if any, by which the amount of the NRT Facility at such time exceeds the amount of credit outstanding under the NRT Facility at such time.

“Available RT Credit” means, at any particular time, the amount, if any, by which the amount of the RT Facility at such time exceeds the amount of credit outstanding under the RT Facility at such time.

“BA Discounted Proceeds” means, in respect of any Bankers’ Acceptances to be accepted by a Lender on any day, an amount (rounded to the nearest whole cent and with one-half of one cent being rounded up) calculated on such day by multiplying:

(a)                                  the aggregate face amount of such Bankers’ Acceptances; by

(b)                                 the amount determined by dividing one by the sum of one plus the product of:

(i)                                     the BA Rate which is applicable to such Bankers’ Acceptance (expressed as a decimal); and

(ii)                                  a fraction, the numerator of which is the number of days remaining in the term of such Bankers’ Acceptances and the denominator of which is 365;

with the amount as so determined being rounded up or down to the fifth decimal place and .000005 being rounded up.

“BA Proceeds” means, with respect to a particular Bankers’ Acceptance, the BA Discounted Proceeds with respect thereto less the aggregate amount of the acceptance fees in respect of such Bankers’ Acceptance calculated in accordance with Section 7.7.

“BA Rate” means:

(a)                                  with respect to an issue of Bankers’ Acceptances with the same maturity date to be accepted by a Schedule I Lender hereunder, the discount rate per annum, calculated on the basis of a year of 365 days, (i) equal to, as determined by the Administrative Agent, the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates that appear on the Reuters Screen CDOR Page at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers’ Acceptances, for bankers’ acceptances having a comparable face value and an identical maturity date to the face value and maturity date of such issue of Bankers’ Acceptances or (ii) if such Page does not appear, the discount rate per annum, calculated on the basis of a year of 365 days, determined by the Administrative Agent as being the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates of the Schedule I Reference Lenders determined in accordance with their normal practices at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers’ Acceptances, for bankers’ acceptances having a comparable face value and an identical maturity date to the face value and maturity date of such issue of Bankers’ Acceptances; and

(b)                                 with respect to an issue of Bankers’ Acceptances with the same maturity date to be accepted by a Schedule II or III Lender hereunder, the lesser of (i) the discount rate per annum, calculated on the basis of a year of 365 days, determined by the Administrative Agent as being the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates of the Schedule II and III Reference Lenders determined in accordance with their normal practices at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers’ Acceptances, for bankers’ acceptances having a comparable face value and an identical maturity date to the face value and maturity date of such issue of Bankers’ Acceptances and (ii) the BA Rate with respect to an issue of Bankers’ Acceptances with the same maturity date to be accepted by a Schedule I Lender hereunder plus 0.1% per annum.

“BA Rate Loan” shall have the meaning ascribed thereto in Section 3.5.

“Bankers’ Acceptance” means a bill of exchange subject to the Bills of Exchange Act (Canada) or a depository bill subject to the Depository Bills and Notes Act (Canada) (a) drawn by the Borrower and accepted by a Lender, (b) denominated in Canadian dollars, (c) having a term to maturity of 30 to 180 days or any other term that corresponds to the terms of an Interest Period (subject to availability and the right of the Administrative Agent, in its discretion, to restrict the term or maturity dates applicable to Bankers’ Acceptances), (d) issued and payable only in Canada and (e) having a face amount of not less than Cdn.$1,000,000 or an integral multiple of Cdn.$1,000 in excess thereof.

“Banking Day” means (x) any day, other than Saturday and Sunday, on which banks generally are open for business in Toronto, Ontario and New York, New York and (y) when used in respect of LIBOR Loans, means any such day which is also a day on which banks generally are open for business in London, England and on which transactions can be carried on in the London interbank market.

“Base Rate Canada” means the variable rate of interest per annum determined by the Administrative Agent from time to time as its base rate for United States dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent, calculated on the basis of a year of 365 or 366 days, as the case may be.

“Base Rate Canada Loan” means monies lent by the Lenders to the Borrower hereunder in United States dollars and upon which interest accrues at a rate referable to the Alternate Base Rate Canada.

“Branch of Account” means the Toronto main branch of the Administrative Agent located at Scotia Plaza, 44 King Street West, Toronto, Ontario, or such other branch of the Administrative Agent located in Canada as the Borrower and the Administrative Agent may agree upon.

“Business Combination Agreement” means the business combination agreement dated as of July 19, 2007 entered into between the Borrower and Northern Orion as amended prior to the Effective Date.

“Canadian Dollar Equivalent” means the Exchange Equivalent in Canadian dollars of any amount of any other currency.

“Capital Lease”, as applied to any Person, shall mean any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with generally accepted accounting principles, is, or is required to be, accounted for as a finance lease obligation on the balance sheet of that Person.

“Capital Reorganization” means any change in the issued and outstanding Shares of a Subject Entity.

“Cash” means, at any particular time, the aggregate of cash and Cash Equivalents of the Borrower determined on a consolidated basis at such time.

“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the government of any Permitted Jurisdictions or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank (A) incorporated in Canada or the United States having capital and surplus in excess of U.S.$500,000,000 or the Exchange Equivalent thereof ; or (B) having a long term credit rating of A- by S&P or the equivalent thereof by a comparable rating agency; (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, (iv) commercial paper rated A-1 low by S&P or the equivalent thereof by Moody’s or Dominion Bond Rating Service and in each case maturing within one year after the date of acquisition, (v) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iv) above and (vi) readily marketable direct obligations issued by any state or province of either Canada or the United States or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s, S&P or Dominion Bond Rating Service with maturities of 24 months or less from the date of acquisition.

“Cash Proceeds of Realization” means the aggregate of (i) all Proceeds of Realization in the form of cash and (ii) all cash proceeds of the sale or disposition of non-cash Proceeds of Realization, in each case expressed in U.S. dollars.

“Change of Control in the Borrower” means the power of one Person or of more than one Person acting jointly and in concert to, directly or indirectly, (i) vote more than 50% of the Shares in the Borrower; (ii) direct, or cause the direction of, management, business or policies of the Borrower, whether through the ability to exercise voting power, by contract or otherwise; or (iii) elect, or appoint, a majority of the directors of the Borrower.

“Chapada Opco” means Mineração Maracá Indústria e Comércio S.A., a corporation incorporated under the laws of Brazil.

“Chapada Project” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Companies which assets are used or intended for use in or forming part of the project for the development of the Chapada copper-gold ore body located in Goias State of the Federative Republic of Brazil (and, for the avoidance of doubt, as the Effective Date includes:

(a)                                  the gold and copper deposits referred to in Mining Concession 808923/74 (the “Existing Chapada Concession”);

(b)                                 all Mining Concessions and Exploration Permits within 20 kilometers of the borders of the Existing Chapada Concession (such area together with the area covered by the Existing Chapada Concession, collectively, the “Chapada Project Area”); and

(c)                                  all associated surface facilities and properties located within the Chapada Project Area, including all associated plant sites, waste dumps, ore dumps, crushing circuits, abandoned heaps, power and/or water supply systems and other ancillary and infrastructure facilities owned or leased by the Companies).

“Companies” means, the Obligors and all other Subsidiaries of the Borrower and “Company” means any of the Companies.

“Contaminant” means any contaminant, as defined by the EPA.

“Control” means, with respect to control of a body corporate by a Person, the holding (other than by way of security only) by or for the benefit of that Person, or Affiliates of that Person, of securities of such body corporate or the right to vote or direct the voting of securities of such body corporate to which, in the aggregate, are attached more than 50% of the votes that may be cast to elect directors of the body corporate, provided that the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate, and “Controlled” shall have a similar meaning.

“Conversion Notice” shall have the meaning ascribed thereto in Section 6.4.

“Corporate Reorganization” means any change in the legal existence of any Subject Entity (other than a Capital Reorganization) including by way of amalgamation, merger, winding up, continuance or plan of arrangement.

“Credit Excess” means, as at a particular date and with respect to a particular Credit Facility, the amount, if any, by which the aggregate amount of credit outstanding under such Credit Facility as at the close of business on such date exceeds the amount of such Credit Facility as at the close of business on such date.

“Credit Facilities” means the NRT Facility and the RT Facility and “Credit Facility” means either of the Credit Facilities.

“CRSPAR” means CRSPAR Participações S.A., a corporation incorporated under the laws of Brazil.

“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

“Designated Account” means, with respect to transactions in a particular currency for a particular Borrower, the account of the Borrower maintained by the Administrative Agent at the Branch of Account for the purposes of transactions in such currency under this agreement.

“Distribution” means:

(a)                                  the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any Shares in the capital of the Borrower, other than a dividend declared, paid or set aside for payment by the Borrower which is payable in shares of the Borrower;

(b)                                 the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any Shares in the capital of the Borrower or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for Shares in the capital of the Borrower, including, without limitation, options, warrants, conversion or exchange privileges and similar rights; and

(c)                                  the payment of interest or the repayment of principal with respect to any Indebtedness of the Borrower which is subordinated to the Indebtedness of the Borrower under the Finance Documents.

“Draft” means any draft, bill of exchange, receipt, acceptance, demand or other request for payment drawn or issued under or in respect of a Letter.

“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.

“EBITDA” means, for any particular Fiscal Quarter, Net Income for such Fiscal Quarter:

(a)                                  plus consolidated income tax expenses for such Fiscal Quarter;

(b)                                 plus Interest Expenses for such Fiscal Quarter;

(c)                                  minus Interest Income for such Fiscal Quarter;

(d)                                 minus (to the extent otherwise included) any extraordinary or unusual gains and unrealized gains for such Fiscal Quarter;

(e)                                  plus (to the extent otherwise deducted) any extraordinary or unusual losses and unrealized losses for such Fiscal Quarter;

(f)                                    minus (to the extent otherwise included) any gain over book value arising in favour of a Company on any disposal of any business or asset (not being a disposal made in the ordinary course of business) during such Fiscal Quarter;

(g)                                 plus (to the extent otherwise deducted) any loss against book value incurred by a Company on the disposal of any business or asset (not being a disposal made in the ordinary course of business) during such Fiscal Quarter;

(h)                                 plus depreciation of fixed assets and amortization of goodwill or intangible assets during such Fiscal Quarter, to the extent deducted;

(i)                                     plus (to the extent otherwise deducted) the amount of capital expenditures and other expenditures in respect of exploration activities during such Fiscal Quarter;

(j)                                     plus (to the extent otherwise deducted) other non-cash expenses deducted in calculating Net Income, including non-cash stock expenses relating to stock-based compensation, and unrealized losses incurred in connection with Risk Management Agreements during such Fiscal Quarter;

(k)                                  minus (to the extent otherwise included) any unrealized gains incurred in connection with Risk Management Agreements during such Fiscal Quarter;

(l)                                     minus (to the extent otherwise included) any gains from operations held for sale and any foreign exchange gains during such Fiscal Quarter; and

(m)                               plus (to the extent otherwise deducted) any losses from operations held for sale and any foreign exchange losses during such Fiscal Quarter.

The calculation of EBITDA shall be adjusted for non-cash revenues and expenses of the Borrower on a consolidated basis including, without limitation, deferred revenue and the difference between accrued and cash reclamation costs. For greater certainty, EBITDA shall not be adjusted for any change in any non-cash operating working capital.

“Effective Date” means October 15, 2007 or such other date as may be agreed upon by the Borrower and the Administrative Agent.

“El Peñón Opco” means the Subsidiary of the Borrower that owns 100% of the El Peñón Mine.

“El Peñón Mine” means the mine and related facilities located on the properties in Chile described in the Annual Information Form of Meridian for the year ended December 31, 2006, dated March 28, 2007, as the El Peñón property and the Angelina property, including the Fortuna vein.

“Environmental Laws” means all applicable federal, state, provincial or local statutes, laws, ordinances, codes, rules, regulations, decrees and orders regulating, relating to or imposing liability or standards of conduct concerning public health or protection of the environment (including, without limitation, the EPA).

“EPA” means the Environmental Protection Act (Ontario), as amended from time to time, and any successor statute.

“Equity” means, at any particular time, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated balance sheet of the Borrower at such time as shareholders’ equity of the Borrower.

“Event of Default” means any one of the events set forth in Section 13.1.

“Exchange Equivalent” means, as of any particular date, with reference to any amount (the “original amount”) expressed in a particular currency (the “original currency”), the amount expressed in another currency which would be required to buy the original amount of the original currency using the quoted spot rates at which the principal office in Toronto of the Administrative Agent offers to provide such other currency in exchange for such original currency at 12:00 noon (Toronto time) on such date.

“Excluded Properties” means all present and after-acquired property of the Obligors not forming part of the Material Projects.

“Excluded Subsidiaries” means any Subsidiary of the Borrower whose assets have an aggregate fair market value of less than U.S.$2,000,000 and are not material to any business or operations of the Obligors.

“Existing Credit Facility” means the revolving credit facility agreement dated December 15, 2006 entered into between ABN AMRO Bank N.V. as facility agent, The Bank of Nova Scotia, as security agent, the lenders from time to time party thereto and the Borrower.

“Existing Risk Management Agreements” means (x) the agreements and instruments, as they may from time to time be amended, supplemented or otherwise modified, relating to the Risk Management Obligations of the Borrower in respect of the forward sales of copper and currency swaps disclosed in the notes to the consolidated financial statements of the Borrower filed on SEDAR for the period ending June 30, 2007 and (y) any agreements and instruments relating to Risk Management Obligations of Meridian, Northern Orion or any of the respective Subsidiaries existing as at the Effective Date.

“Federal Funds Effective Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of 360 days and for the actual number of days elapsed, equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for such day (or, if such day is not a Banking Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York or, for any Banking Day on which such rate is not so published by the Federal Reserve Bank of New York, the average of the quotations for such day for such transactions received by the Administrative Agent from three Federal Funds brokers of recognized standing selected by the Administrative Agent.

“Fee Letters” means, collectively, the Agent Fee Letter and the Arranger Fee Letters and “Fee Letter” means any of the Fee Letters.

“Finance Documents” means this agreement, the Fee Letters, the Guarantees, the Security Documents and all instruments and agreements executed and delivered by the Obligors in favour of the Finance Parties from time to time in connection with this agreement or any other Finance Document. For greater certainty, Finance Documents shall not include any agreements, instruments or other documents creating or evidencing any Risk Management Obligations of any Company to any Finance Party.

“Finance Parties” means the Administrative Agent, the Lenders, the Overdraft Lender and the Issuing Lender.

“Fiscal Quarter” means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.

“Fiscal Year” means the twelve-month period ending on the last day of December in each year.

“FTFPAR” means FTFPAR Participações Ltda., a corporation incorporated under the laws of Brazil.

“generally accepted accounting principles” means generally accepted accounting principles in effect in Canada from time to time consistently applied, as recommended by the Handbook of the Canadian Institute of Chartered Accountants or, after notice thereof has been provided by the Borrower to the Administrative Agent, such other U.S. or IFRS generally accepted accounting principles as may be adopted by the Borrower in replacement thereof.

“Guarantees” means the one or more guarantees to be entered into by the Guarantors in favour of the Administrative Agent for the benefit of the Finance Parties, each in form and substance satisfactory to the Administrative Agent as the same may be amended, modified, supplemented or replaced from time to time, and pursuant to which the Guarantors shall guarantee the Secured Obligations of the Borrower on a full recourse basis.

“Guarantors” means:

(a)                                  the Chapada Opco, CRSPAR, FTFPAR, JQPAR, the Sao Francisco Opco and YDM;

(b)                                 during the Meridian Wholly-Owned Transition Period, for the purposes only of Section 11.2(d) (and only with respect to actions taken or matters arising on or after the Effective Date) or Section 13.1(c), (d), (f), (i), (j) or (k), the Meridian Acquired Subsidiaries;

(c)                                  following the Meridian Wholly-Owned Transition Period, the Meridian Acquired Subsidiaries;

(d)                                 during the Meridian Non-Wholly Owned Period, for the purposes only of Section 11.2(d) (and only with respect to actions taken or maters arising on or after the Effective Date) or Section 13.1(c), (d), (f), (i), (j) or (k) the Meridian Acquired Subsidiaries;

(e)                                  during the Northern Orion Transition Period, for the purposes only of any of Sections 11.1 or 11.2 (and only with respect to actions taken or matters arising on or after the Effective Date) or 13.1(c), (d), (f), (i), (j) or (k) the Northern Orion Acquired Subsidiaries;

(f)                                    following the Northern Orion Transition Period, the Northern Orion Acquired Subsidiaries.

“Hazardous Materials” means:

(a)                                  any petroleum product, asbestos, polychlorinated biphenyl (PCB), natural gas, natural gas liquids, liquefied natural gas or synthetic gas usable for fuel; or

(b)                                 any pollutant or contaminant or hazardous or toxic chemical, material or substance within the meaning of any applicable federal, state, provincial or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous or toxic waste, substance or material or concerning the environment or public health, all as in effect on the applicable date.

“Indebtedness” of any Person means, without duplication, (i) indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices, (ii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (iii) obligations of such Person under any Capital Lease (iv) reimbursement obligations of such Person under bankers’ acceptances and contingent obligations of such Person in respect of any letter of credit, bank guarantee or surety bond, (v) to the extent accelerated, obligations of any Person under any gold, silver, copper or commodity hedging transaction, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, any other exchange or rate protection, any combination of such transactions or any option with respect to any such transaction, and (vi) the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (i) to (v).

“Individual Commitment” means, with respect to a particular Lender and a particular Credit Facility, the amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to Sections 2.3, 8.3 and 15.5 (as concerns either Credit Facility), 9.1 (as concerns the RT Facility) and 9.2, 9.3 and 9.4 (as concerns the NRT Facility) as the individual commitment of such Lender with respect to such Credit Facility provided that, upon the termination of such Credit Facility pursuant to Section 2.4, the Individual Commitment of each Lender with respect to such Credit Facility shall thereafter be equal to the Individual Commitment of such Lender under the Credit Facility immediately prior to the termination of such Credit Facility.

“Individual Shareholders” means Messrs. Juvenal Mesquita Filho, Charles Bruce Main, Peter Marrone and Antenor Firmino Silva Junior and “Individual Shareholder” means any of the Individual Shareholders.

“Initial NRT Amount” shall have the meaning ascribed thereto in Section 2.3.

“Intellectual Property” shall mean all issued patents and patent applications, industrial design registrations, trade-marks, registrations and applications therefor, trade-names and styles, logos, copyright registrations and applications therefor, all of the foregoing owned by or licensed to the Obligors and used in or necessary to the operation of their respective business.

“Interest Income” means, for any period, the amount of interest accrued due to any Company (in each case other than such interest accruing due from any other Company) during such period whether or not paid.

“Interest Expenses” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as gross interest expenses (including, for greater certainty, issuance fees with respect to letters of credit and stamping fees with respect to bankers’ acceptances).

“Interest Period” means, in the case of any LIBOR Loan, the applicable period for which interest on such LIBOR Loan shall be calculated pursuant to Article 7.

“Investment” shall mean any advance, loan, extension of credit or capital contribution to, purchase of Shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude any Acquisition, any acquisition of tangible personal property and any capital or exploration expenditures.

“Issuing Lender” means The Bank of Nova Scotia or any other Lender selected by the Administrative Agent and acceptable to the Borrower who assumes in writing the obligation of issuing Letters under the RT Facility on behalf of the Lenders.

“JQPAR” means JQPAR Participações Ltda., a corporation incorporated under the laws of Brazil.

“Lead Arrangers” means The Bank of Nova Scotia and ABN AMRO Bank, N.V. and “Lead Arranger” means either Lead Arranger.

“Letter of Undertaking” means the letter of undertaking dated September 10, 2007 in connection with the environmental matters of the Companies duly executed by a senior officer of the Borrower.

“Letters” means standby letters of credit or letters of guarantee issued by the Issuing Lender (i) at the request, and on the credit, of the Borrower and (ii) on behalf of the Borrower and, if applicable, a Subsidiary of the Borrower, each being denominated in United States or Canadian dollars (or such other currency as may be acceptable to the Issuing Lender), having a term of not more than one year, being renewable in the sole discretion of the Issuing Lender, being issued to a named beneficiary acceptable to the Issuing Lender and being otherwise in a form satisfactory to the Issuing Lender.

“Leverage Ratio” means, for any Fiscal Quarter, the ratio of (i) Net Total Debt at the last day of such Fiscal Quarter to (ii) Rolling EBITDA for such Fiscal Quarter.

“LIBOR” means, with respect to any Interest Period applicable to a Libor Loan, the per annum rate of interest determined by the Administrative Agent, based on a three hundred sixty (360) day year as the average of the offered quotations appearing on the display referred to as the “LIBOR 01 Page” (or any display substituted therefor) of Reuter Monitor Money Rates Service for a period equal to the number of days in the applicable Interest Period, at or about 11:00 a.m. (London, England time) on the second Banking Day prior to the first day of such Interest Period. If such “LIBOR 01 Page” is not available, then “LIBOR” shall mean, with respect to any such Interest Period, the per annum rate of interest, based on a three hundred sixty (360) day year (rounded upwards, if necessary, to the nearest 1/100th of one percent) determined by the Administrative Agent at approximately 11:00 a.m. (London, England time) (or so soon thereafter as practicable) on the second Banking Day prior to the first day of such Interest Period offered to the Administrative Agent by leading banks in the London interbank market for the placing of United States dollar deposits with the Administrative Agent having a term comparable to such Interest Period and in an amount comparable to the principal amount of the Pro Rata Share of the Administrative Agent in respect of the applicable Libor Loan.

“LIBOR Loans” means monies lent by the Lenders to the Borrower in United States dollars and upon which interest accrues at a rate referable to LIBOR and “LIBOR Loan” means any one of the LIBOR Loans.

“Lien” means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, vendor’s privilege, vendor’s right of reclamation, royalty or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation.

“Loans” means Base Rate Canada Loans, LIBOR Loans, Prime Rate Loans and BA Rate Loans.

“MAA Shareholders Agreement” means the amended and restated shareholders agreement dated as of September 4, 1997 entered into between Musto Explorations (Bermuda) Limited, Mount Isa Pacific Pty. Ltd., Minera Alumbrera

Limited, Rio Algom Investments Inc., Medina Limited and M.I.M. Holdings Limited as the same may be amended, modified, supplemented or replaced from time to time in accordance with the terms hereof.

“Majority Lenders” means, with respect to a matter relating to a particular Credit Facility and at any particular time up to the termination of such Credit Facility pursuant to Section 2.4, such group of relevant Lenders (and, if there is more than one relevant Lender, at least two relevant Lenders) whose Individual Commitments with respect to such Credit Facility aggregate at least 66% of the Total Commitment Amount for such Credit Facility at such time and, at any particular time after the termination of such Credit Facility pursuant to Section 2.4 such group of relevant Lenders which have aggregate Exposure attributable to such Credit Facility in an amount at least 66% of the aggregate Exposure of all of the relevant Lenders attributable to such Credit Facility at such time, or (ii) means, if not referable to a matter relating to a particular Credit Facility, at any particular time up to the termination of Credit Facilities pursuant to Section 2.4, such group of Lenders (and, if there is more than one Lender, at least two Lenders) whose Individual Commitments aggregate at least 66% of the Total Commitment Amount for both Credit Facilities at such time and, at any particular time after the termination of the Credit Facilities pursuant to Section 2.4, such group of Lenders which have aggregate Exposure attributable to the Credit Facilities in an amount at least 66% of the aggregate Exposure attributable to the Credit Facilities of all of the Lenders at such time.

“Material Adverse Change” means any change of circumstances or event (or any Lender becoming aware of any facts not previously disclosed or known) which the Majority Lenders determine is reasonably likely to have a Material Adverse Effect.

“Material Adverse Effect” means the effect of any event or circumstance (including (i) any reduction in the gold or copper price, (ii) any change in the ability of any Obligor to freely and without the need for any Approval, export and sell gold and copper in the international market and (iii) any change in the ability of any Obligor to convert local currency in Brazil into United States dollars and to freely, and without any Approval, export such United States dollars and maintain such United States dollars in bank accounts outside Brazil) which, in the reasonable opinion of the Majority Lenders:

(a)                                  is or would reasonably be expected to be materially adverse to the ability of the Obligors, taken as a whole, to pay the Secured Obligations as and when due;

(b)                                 is or would reasonably be expected to be materially adverse to the ability of the Obligors to operate their businesses, taken as a whole; or

(c)                                  is or would reasonably be expected to be materially prejudicial to:

(i)                                     the interests of the Lenders under the Finance Documents; or

(ii)                                  the business, properties, operations, condition (financial or otherwise), performance or prospects of the Obligors, taken as a whole.

“Material Projects” means the Chapada Project, the El Peñón Mine, the Sao Francisco Mine and the direct and indirect ownership interests of Alumbrera Opco in the Alumbrera Project and “Material Project” means any of the Material Projects.

“Maturity Date” means the fifth anniversary of the Effective Date.

“MEB Shareholders Agreement” means the shareholders agreement dated for reference as of June 17, 2003 entered into between Northern Orion Canada Pampas Ltd., Northern Orion Cayman Pampas Ltd., Northern Orion Explorations Ltd., Wheaton River Canada Pampas Ltd., Wheaton River Cayman Pampas Ltd., Wheaton River (Cayman Islands) Ltd., Wheaton River Minerals Ltd., Wheaton River (Alumbrera) Ltd., Canada Pampas Ltd., Cayman Pampas Ltd. and Musto Explorations (Bermuda) Limited, as supplemented by the attornment agreement dated as of April 14, 2005 entered into between Northern Orion Canada Pampas Ltd., Northern Orion Cayman Pampas Ltd., Northern Orion Resources Inc., Wheaton River Canada Pampas Ltd., Wheaton River Cayman Pampas Ltd., Wheaton River (Cayman Islands) Ltd., Wheaton River (Alumbrera) Ltd., Canada Pampas Ltd., Cayman Pampas Ltd. and Musto Explorations (Bermuda) Limited and the amending agreement dated as of April 14, 2005 entered into between Northern Orion Canada Pampas Ltd., Northern Orion Cayman Pampas Ltd., Northern Orion Resources Inc., Wheaton River Canada Pampas Ltd., Wheaton River Cayman Pampas Ltd., Wheaton River (Cayman Islands) Ltd., Wheaton River Minerals Ltd., Wheaton River (Alumbrera) Ltd., Canada Pampas Ltd., Cayman Pampas Ltd. and Musto Explorations (Bermuda) Limited as the same may be amended, modified, supplemented or replaced from time to time in accordance with the terms hereof.

“Meridian” means Meridian Gold Inc., a corporation incorporated under the laws of Canada.

“Meridian Acquired Subsidiaries” means, collectively, El Peñón Opco and any Subsidiary of the Borrower that has a direct ownership interest in El Peñón Opco.

“Meridian Offer” has the meaning given to it in the Business Combination Agreement.

“Meridian Non-Wholly Owned Period” means any time during which the Borrower owns, directly or indirectly, less than 66 2/3%, but more than 50% of the issued and outstanding Shares of Meridian.

“Meridian Wholly-Owned Transition Period” means the period of time from and including the Effective Date to and including the earlier of (x) the fifth Banking Day after the date on which the Borrower acquires 100% of the issued and outstanding Shares of Meridian and (y) 120 days after the Effective Date.

“Moody’s” means Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

“Net Cash Proceeds” means, with respect to any Prepayment Trigger Event, the gross cash proceeds (including payments from time to time in respect of instalment obligations, if any) received by or on behalf of the Borrower in respect of such Prepayment Trigger Event less the sum of:

(a)                                  the amount, if any, of all Taxes paid or estimated to be payable by or on behalf of the Borrower in connection with such Prepayment Trigger Event; and

(b)                                 reasonable and customary fees, commissions, expenses, issuance costs, discounts and other costs paid by or on behalf of the Borrower in connection with such Prepayment Trigger Event.

“Net Income” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as the net income of the Borrower excluding any extraordinary items.

“Net Total Debt” means, at any particular time, Total Debt at such time less Cash held by the Companies without Non-Recourse Indebtedness which is free and clear of Liens, other than Liens securing payment of customary charges and fees relating to the accounts in which the Cash is held.

“Net Total Debt to Tangible Net Worth Ratio” means, at any particular time, the ratio of Net Total Debt at such time to Tangible Net Worth at such time.

“Non-Obligor Subject Entities” means the Subject Entities which are not Obligors and “Non-Obligor Subject Entity” means any of the Non-Obligor Subject Entities.

“Non-Recourse Indebtedness” means Indebtedness of any Company (other than the Obligors) with respect to which no recourse may be had in any way to the Subject Entities.

“Northern Orion” means Northern Orion Resources Inc., a corporation incorporated under the laws of the Province of British Columbia.

“Northern Orion Acquired Subsidiaries” means, collectively, Alumbrera Opco and any Subsidiary of the Borrower that has a direct ownership interest in Alumbrera Opco.

“Northern Orion Amalco” means the corporation to be amalgamated under the laws of British Columbia as the successor to Yamana Subco and Northern Orion immediately after the completion of the Transaction.

“Northern Orion Transition Period” means the period of time from and including the Effective Date to and including the date that is 60 days after the Effective Date.

“NRT Facility” means the non-revolving credit facility established by the Lenders in favour of the Borrower pursuant to Section 2.1(b).

“Obligors” means the Borrower and the Guarantors.

“Official Body” means any national, state, provincial or municipal government or government of any political subdivision thereof, or any agency, authority, board, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic.

“Opcos” means Alumbrera Opco, Chapada Opco, El Peñón Opco and Sao Francisco and “Opco” means any of the Opcos.

“Order” means an order, judgment, injunction or other determination restricting payment by the Issuing Lender under or in accordance with a Letter or extending the Issuing Lender’s liability beyond the expiration date stated therein.

“Overdraft Lender” means The Bank of Nova Scotia or any other Lender selected by the Administrative Agent and acceptable to the Borrower who assumes in writing the obligation of making Overdraft Loans under the RT Facility on behalf of the Lenders.

“Overdraft Loan” shall have the meaning ascribed thereto in Section 3.12(a).

“Permitted Acquisition” means any Acquisition with respect to which:

(a)                                  the business of the entity being acquired is, (in the case of a share Acquisition) or the assets being acquired are used in or relate to, (in the case of an asset Acquisition) a business of the nature referred to in Section 11.2(c);

(b)                                 no Default or Event of Default exists at the time of such proposed Acquisition and no Default or Event of Default would exist immediately after the implementation of any such proposed Acquisition; and

(c)                                  the financial covenants set out in Section 11.1(o)-(q) would be met, on a pro forma basis, immediately after giving effect to the implementation of any such Acquisition.

“Permitted Acquisition Indebtedness” means any Indebtedness resulting from a Permitted Acquisition which existed prior to, and not in contemplation of, the Permitted Acquisition and any Indebtedness incurred upon and following the Permitted Acquisition pursuant to any commitment (an “Existing Commitment”) which existed prior to, and not in contemplation of, the Permitted Acquisition, provided (x) no Default exists at the time of the Permitted Acquisition, (y) no Default would exist immediately thereafter and (z) the financial covenants set out in Section 11.1(p)-(r) would be met, on a pro forma basis, immediately after the Permitted Acquisition.

“Permitted Acquisition Risk Management Agreements” means any Risk Management Agreements relating to a Permitted Acquisition which existed prior to, and not in contemplation of, the Permitted Acquisition and all transactions entered into prior to the date of the Permitted Acquisition with respect to such Risk Management Agreement.

“Permitted Capital Reorganization” means any Capital Reorganization (i) that does not result in any change in the combined direct and indirect percentage ownership interest of the Borrower in any Obligor; (ii) notice of which (and reasonable details thereof) has been provided by the Borrower to the Administrative Agent ten Banking Days before its proposed completion date (where a Capital Reorganization only involves a change in the capital of a Obligor, the notice referred to in this clause (ii) shall be reduced from ten Banking Days to three Banking Days), (iii) where at the time of the delivery of the aforesaid notice by the Borrower to the Administrative Agent, the Borrower delivers to the Administrative Agent a certificate (A) certifying that the completion of the Capital Reorganization will not have a Material Adverse Effect and (B) in which the Borrower shall covenant to deliver or cause to be delivered to the Administrative Agent, contemporaneously with the completion of such Capital Reorganization, any Guarantees and Security Documents and/or amendments thereto, certificates, opinions and other things as the Administrative Agent may request to ensure the completion of such Capital Reorganization shall not adversely affect any rights of any Finance Party under any Guarantee or Security Document and (iv) where no Default or Event of Default has occurred and is outstanding at the time of the completion of the Capital Reorganization or would arise immediately thereafter.

“Permitted Corporate Reorganization” means any Corporate Reorganization (i) notice of which (and reasonable details thereof) has been provided by the Borrower to the Administrative Agent ten Banking Days before its proposed completion date, (ii) where at the time of the delivery of the aforesaid notice by the Borrower to the Administrative Agent, the Borrower delivers to the Administrative Agent a certificate (A) certifying that the completion of the Corporate Reorganization will not have a Material Adverse Effect and (B) in which the Borrower shall covenant to deliver or cause to be delivered to the Administrative Agent, contemporaneously with the completion of such Corporate Reorganization, any Guarantees and Security Documents and/or amendments thereto, certificates, opinions and other things as the Administrative Agent may request to ensure the completion of such Capital Reorganization shall not adversely affect any rights of any Finance Party under any Guarantee or Security Document and (iii) where no Default or Event of Default has occurred and is outstanding at the time of the completion of the Corporate Reorganization or would arise immediately thereafter.

“Permitted Indebtedness” means any one or more of the following:

(a)                                  the Secured Obligations;

(b)                                 Indebtedness arising under Capital Leases, Purchase Money Indebtedness and Indebtedness in respect of receivables financings provided that the aggregate amount of all such Indebtedness incurred and outstanding at any time shall not exceed U.S.$75,000,000;

(c)                                  any Permitted Acquisition Indebtedness or any Indebtedness under Permitted Acquisition Risk Management Agreements by the Borrower;

(d)                                 Indebtedness in respect of bonds, letters of credit or bank guarantees in favour of a public utility or any other Official Body when required by such utility or other Official Body in connection with the operations of any Company (including for the reclamation or remediation of mining properties), all in the ordinary course of business;

(e)                                  Indebtedness of the Companies permitted to be incurred pursuant to Section 11.2(g);

(f)                                    Indebtedness owing by any Obligor to another Company that is subordinated and postponed pursuant to the Postponement and Subordination Undertaking; and

(g)                                 Indebtedness in respect of guarantees of any Permitted Indebtedness and of any employees of any Company in connection with any employee benefit program.

“Permitted Jurisdictions” means any jurisdiction in which a Company maintains a bank account (a Permitted Jurisdiction shall cease to be a Permitted Jurisdiction 15 days after the Majority Lenders notify the Borrower in writing that the jurisdictions has or could reasonably be expected to prohibit the transfer, directly and indirectly, of Cash to Canada, the United States of America or the United Kingdom). As at the Effective Date, the Permitted Jurisdictions are Canada, Brazil, Argentina, British Virgin Islands, Barbados, Chile, Honduras and Nicaragua.

“Permitted Liens” means any one or more of the following with respect to the property and assets of the Companies:

(a)                                  Liens for taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to pay such taxes, assessments or governmental charges or levies during the period of such contest;

(b)                                 the Lien of any judgment rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to satisfy such judgment or claim during the period of such contest;

(c)                                  Liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to pay such obligations during the period of such contest;

(d)                                 restrictions, easements, rights of way, servitudes or other similar rights in land granted to or reserved by other Persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Company, of the property subject to such restrictions, easements, rights of way, servitudes or other similar rights in land granted to or reserved by other Persons;

(e)                                  the right reserved to or vested in any Official Body by the terms of any lease, licence, franchise, grant or permit acquired by any Company or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(f)                                    the Lien resulting from the deposit of cash or securities (i) in connection with contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, surety or appeal bonds, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens;

(g)                                 security, or security for letters of credit or bank guarantees, given to a public utility or any other Official Body when required by such utility or other Official Body in connection with the operations of any Company, all in the ordinary course of business;

(h)                                 the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown or in comparable grants, if any, in jurisdictions other than Canada;

(i)                                     title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(j)                                     applicable municipal and other Official Body restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(k)                                  Liens on concentrates or minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to a processing arrangement entered into in the ordinary course and upon usual market terms, securing the payment of a Company’s portion of the fees, costs and expenses attributable to the processing of such concentrates or minerals under any such processing arrangement, but only insofar as such Liens relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(l)                                     the Security;

(m)                               royalties on the production or profits from mining and other Liens arising under Third Party Mining Arrangements provided such royalties (x) are in existence as at the Effective Date or (y) do not relate to a property in production at the time the royalty was granted;

(n)                                 customary Liens in respect of service charges and other obligations, other than Indebtedness, in respect of bank, custodian, investment, customs and other accounts opened in the ordinary course of business;

(o)                                 Liens securing Indebtedness to be incurred and outstanding pursuant to paragraph (b) of the definition of “Permitted Indebtedness”; provided, however, that any such Lien shall attach only to the asset in respect of which such Indebtedness is incurred and any proceeds thereof;

(p)                                 Liens described in the title opinion of Machado de Campos, Pizzo e Barreto, Advogados, dated June 5, 2007, addressed to the Borrower and Cannacord Adams Limited, relating to the Fazenda Nova Mine, the Sao

Franciso and Sao Vicente Projects, the Chapada Project and the Fazenda Brasileiro Mine; and

(q)                                 Liens on the property of Meridian, Northern Orion or any Subsidiaries of Meridian or Northern Orion in existence at the time that the Transaction is completed provided that in the case of any Lien securing payment or performance of any Indebtedness of (i) Meridian or any Subsidiary of Meridian, and the Borrower acquires 66 2/3% or more of the Shares of Meridian, such Lien shall cease to be Permitted Lien under this paragraph at the end of the Meridian Wholly-Owned Transition Period; and (ii) Northern Orion or any Subsidiary of Northern Orion, such Lien shall cease to be a Permitted Lien under this paragraph at the end of the Northern Orion Transition Period.

“Permitted Reorganizations” means Permitted Corporate Reorganizations and Permitted Capital Reorganizations.

“Permitted Risk Management Agreement” means (a) an Existing Risk Management Agreement or (b) a Risk Management Agreement entered into by a Company with a Finance Party, Mitsui & Co. Precious Metals Inc. or a Person other than a Finance Party who (or whose credit support provider) is rated BBB- or better by S&P (or the equivalent or better rating by Moody’s or other comparable rating agency) and that is, in the case of each of clauses (a) and (b) (x) in compliance with the Approved Hedging Policy, has not been entered into for speculative purposes and would not result, at the time of the transaction effected pursuant thereto, to more than 75% of the consolidated projected future copper production of the Borrower for any Fiscal Year being hedged and (y), in the case of Risk Management Agreements entered into by the Obligors, the Risk Management Agreement does not contemplate the delivery of margin, security or collateral at any time by any Obligor to a counterparty and does not contain any provision giving such a counterparty the right to convert, or require the conversion of, any Risk Management Agreement into a Risk Management Agreement which contemplates the delivery of margin payments.

“Person” means any natural person, corporation, firm, partnership, joint venture, trust, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“Plan of Arrangement” has the meaning given to it under the Business Combination Agreement.

“Pledged Subsidiaries” means:

(a)                                  Chapada Opco, Sao Francisco Opco;

(b)                                 during the Northern Orion Transition Period, Northern Orion (and upon and following its amalgamation with Yamana Subco, Northern Orion Amalco);

(c)                                  following the Northern Orion Transition Period, Alumbrera Opco;

(d)                                 during the Meridian Non-Wholly Owned Period or the Meridian Wholly-Owned Transition Period, Meridian; and

(e)                                  following the Meridian Wholly-Owned Transition Period, El Peñón Opco;

the Shares of each of which are, or, in the case of Alumbrera Opco and El Peñón Opco, will be pledged to the Administrative Agent pursuant to a Security Document.

“Pollutant” means any pollutant, as defined by EPA.

“Postponement and Subordination Undertaking” means the postponement and subordination undertaking to be entered into by certain Companies in favour of the Administrative Agent pursuant to Section 11.1(r), in form and substance satisfactory to the Administrative Agent as the same may be amended, modified, supplemented or replaced from time to time.

“Prepayment Notice” shall have the meaning ascribed thereto in Section 9.5.

“Prepayment Trigger Event” means any disposition of assets in accordance with the last sentence of Section 11.2(d).

“Prime Rate” means the greater of (a) the variable rate of interest per annum equal to the rate of interest determined by the Administrative Agent from time to time as its prime rate of Canadian dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent calculated on the basis of a year of 365 days and (b) the sum of (A) the BA Rate for a Schedule I Lender for a 30 day term on the date of determination and (B) 5/8 of 1% per annum.

“Prime Rate Loans” means monies lent by the Lenders to the Borrower hereunder in Canadian dollars and upon which interest accrues at a rate referable to the Prime Rate.

“Proceeds of Realization” means all cash and non-cash proceeds derived from any sale, disposition or other realization of the Secured Assets (i) after any notice by the Administrative Agent to the Borrower pursuant to Section 13.1 declaring all indebtedness of the Borrower hereunder to be immediately due and payable, (ii) upon any dissolution, liquidation, winding-up, reorganization, bankruptcy, insolvency or receivership of any of the Obligors (or any other arrangement or marshalling of the Secured Assets that is similar thereto) or (iii) upon the enforcement of, or any action taken with respect to, any of the Security Documents or the Guarantees.

“Pro Rata Share” means, at any particular time with respect to a particular Lender and a particular Credit Facility, the ratio of the Individual Commitment of such Lender with respect to such Credit Facility at such time to the aggregate of the Individual Commitments of all Lenders with respect to such Credit Facility at such time.

“Purchase Money Indebtedness” means Indebtedness assumed by any Subject Entity as part of, or issued or incurred by any Subject Entity to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired by such Subject Entity.

“Receiver” means a receiver, receiver and manager or the person having similar powers or authority appointed by the Administrative Agent or by a court at the instance of the Administrative Agent in respect of the Secured Assets or any part thereof.

“Release” means a “discharge”, as such term is defined in the EPA.

“Risk Management Agreement” means (a) any Existing Risk Management Agreement and (b) any other instrument or agreement evidencing any Risk Management Obligation of any Company.

“Risk Management Obligations” means, with respect to any Person, all liabilities of such Person under interest rate swap agreements, interest rate cap agreements, interest rate collar agreements, forward sales contracts, and all other agreements, options or arrangements designed to protect such Person against fluctuations in interest rates, currency exchange rates or commodities (including precious metals) prices.

“Rolling EBITDA” means, for any Fiscal Quarter, the aggregate of (without duplication):

(a)                                  the sum of EBITDA (exclusive of any portion thereof attributable to any Rolling Permitted Acquisition EBITDA) for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters; and

(b)                                 any Rolling Permitted Acquisition EBITDA for such Fiscal Quarter.

“Rolling Permitted Acquisition EBITDA” means, for any Fiscal Quarter as concerns any Permitted Acquisition or any other asset acquisition if such asset acquisition is accounted for in accordance with generally accepted accounting principles on a proportionate or consolidated accounting basis with respect to which four Fiscal Quarter ends or less have occurred since the date of the completion of such Permitted Acquisition or other asset acquisition, pro forma EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the three immediately preceding Fiscal Quarters as if such Permitted Acquisition or other asset acquisition had occurred on the first day of such four Fiscal Quarter period.

“Rollover Notice” shall have the meaning ascribed thereto in Section 5.3.

“RT Facility” means the revolving term credit facility established by the Lenders in favour of the Borrower pursuant to Section 2.1(a).

“S&P” means Standard & Poor’s Ratings Service or any successor by merger or consolidation to its business.

“Sale Leaseback” shall mean any transaction or series of related transactions pursuant to which any Obligor (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed.

“Sao Francisco Opco” means Serra da Borda Mineração e Metalurgia, a corporation incorporated under the laws of Brazil.

“Sao Francisco Mine” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Companies which assets are used or intended for use in or forming part of the project for the development of the Sao Francisco gold ore body located in Mato Grosso State of the Federative Republic of Brazil (and, for the avoidance of doubt, shall exclude the Sao Vicente Project but shall include:

(a)                                  the gold and silver deposits referred to in the Mining License 860938/82 (the “Existing Sao Francisco License”);

(b)                                 all applied Mining Concessions and Exploration Concessions located within 20 kilometers of the borders of the Existing Sao Francisco License (such area together with the area covered by the Existing San Franco License, collectively, the “Sao Francisco Project Area”); and

(c)                                  all associated surface facilities and properties located within the Sao Francisco Project Area, including all associated plant sites, waste dumps, ore dumps, crushing circuits, abandoned heaps, power and/or water supply systems and other ancillary and infrastructure facilities owned or leased by the Companies).

“Sao Vicente Project” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Companies which assets are used or intended for use in or forming part of the project for the development of the Sao Vicente gold ore body located in Mato Grosso State of the Federative Republic of Brazil (and, for the avoidance of doubt, shall include:

(a)                                  the gold and silver deposits referred to in the Mining Licenses 861809/79, 861740/79 and 861810/79 (collectively, the “Existing Vicente Licenses”;

(b)                                 all applied Mining Concessions and Exploration Concessions located within 20 kilometers of the borders of the Existing San Vicente Licenses (such area together with the area covered by the Existing Vicente Licenses, collectively, the “Sao Vicente Project Area”); and

(c)                                  all associated surface facilities  and properties located within the Sao Vicente Project Area, including all associated plant sites, waste dumps, ore dumps, crushing circuits, abandoned heaps, power and/or water supply systems and other ancillary and infrastructure facilities owned or leased by the Companies).

“Schedule I Lenders” means the Lenders that are listed in Schedule I to the Bank Act (Canada).

“Schedule I Reference Lenders” means The Bank of Nova Scotia and such other Schedule I Lenders as may be agreed upon by the Borrower and the Administrative Agent from time to time.

“Schedule II and III Lenders” means Lenders that are not Schedule I Lenders that are otherwise residents of Canada for purpose of the Income Tax Act (Canada).

“Schedule II and II Reference Lenders” means such group of Schedule II and III Lenders as may be agreed upon by the Borrower and the Administrative Agent from time to time.

“Second Step Transaction” has the meaning given to it under the Business Combination Agreement.

“Secured Assets” means:

(a)                                  all present and future Shares of the Pledged Subsidiaries;

(b)                                 subject to Section 14.25, all present and future Shares of Northern Orion Amalco and Meridian owned by any Company;

(c)                                  all rights of any kind whatsoever with respect to paragraphs (a) and (b) above;

(d)                                 any other property charged pursuant to any Security Document; and

(e)                                  all proceeds of paragraphs (a)-(d) above.

“Secured Obligations” shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by any of the Obligors to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents and Secured Obligations of a particular Obligor shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by such Obligor to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents to which such Obligor is a party. For certainty, “Secured Obligations” shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.

“Security” means the collateral security constituted by the Security Documents.

“Security Documents” shall mean the security documents (as the same may be amended, modified, supplemented, restated or replaced from time to time) which, in the reasonable opinion of the Administrative Agent, are required to be entered into from time to time by the Obligors in favour of the Administrative Agent for the benefit of the Finance Parties in order to grant directly or indirectly to the Administrative Agent a first-ranking Lien on the Secured Assets as continuing collateral security for the payment and performance of the Secured Obligations, such security documents to be in form and substance satisfactory to the Administrative Agent and to include, without limitation, the security documents described in Schedule K.

“Shares”, as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

“S&P” means Standard & Poor’s Ratings Service or any successor by merger or consolidation to its business.

“Subject Entities” means the Obligors and any other Subsidiary of the Borrower which has a direct or indirect ownership interest in any Guarantor and “Subject Entity” means any of the Subject Entities.

“Subsidiary” means, with respect to any Person, any corporation, company or other similar business entity (including, for greater certainty, a Canadian chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person. For purposes of this definition each of FTFPAR and Sao Francisco Opco shall be deemed to be a Subsidiary of the Borrower.

“Tangible Net Worth” means, at any particular time, the amount of Equity at such time less the aggregate of the amounts, at such time, which would, in accordance with generally accepted accounting principles, be classified upon the consolidated balance sheet of the Borrower as goodwill (without taking into account any future income tax assets that may be classified as goodwill), intangible assets and accumulated other comprehensive income.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time, and regulations promulgated thereunder.

“Taxes” means all taxes, charges, fees, levies, imposts, rates, dues and assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax including Canada Pension Plan and provincial pension plan contributions, unemployment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed, levied, collected, withheld or assessed by any Official Body (including federal, state, provincial, municipal and foreign Official Bodies), and whether disputed or not.

“Third Party Mining Arrangements” means any arrangement with another Person or Persons of a nature that is, or shall have become customary in, the mining business for the purposes of sharing the risks or costs of exploring, acquiring, developing or producing minerals from property owned by a Subject Entity, including, operating, processing, farm-in, farm-out, development, area of mutual interest, unitization, pooling, joint bidding, joint venture, service, partnership, subscription and stock purchase agreement and other similar agreements.

“Total Commitment Amount” means, with respect to any particular Credit Facility or both Credit Facilities, as the context so requires, at any particular time, the aggregate of the Individual Commitments with respect thereto of all of the relevant Lenders at such time.

“Total Debt” means, at any particular time, the aggregate Indebtedness of the Borrower on a consolidated basis at such time less all Non-Recourse Indebtedness at such time.

“Transaction” means the taking up by the Borrower of greater than 50% of the issued and outstanding common shares of Meridian, the satisfaction or waiver of all conditions to the completion of the combination of the businesses of the Borrower and Northern Orion by way of an arrangement pursuant to the Transaction Documents (the “Northern Orion Transaction”) and the taking of all steps required to implement the Northern Orion Transaction, other than the filing of the articles of amalgamation in respect of the Northern Orion Amalco, which filing shall occur by no later than the Effective Date.

“Transaction Documents” means the Business Combination Agreement, the Plan of Arrangement and the Meridian Offer (in each case as amended prior to the Effective Date).

“U.S.” and “United States” means the United States of America.

“U.S. Dollar Equivalent” means the Exchange Equivalent in United States dollars of any amount of any other currency.

“Waste” means any waste, as defined by EPA.

“Yamana Subco” means 0796937 B.C. Ltd., a corporation incorporated under the laws of British Columbia.

“YDM” means Yamana Desenvolvimento Mineral S.A., a corporation incorporated under the laws of Brazil.

1.2                                                                               Other Usages

References to “this agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this Credit Agreement and not to any particular Article, Section or other subdivision of this agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3                                                                               Plural and Singular

Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4                                                                               Headings

The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5                                                                               Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of the United States.

1.6                                                                               Applicable Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.7                                                                               Time of the Essence

Time shall in all respects be of the essence of this agreement.

1.8                                                                               Non Banking Days

Subject to Section 7.4(c), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

1.9                                                                               Consents and Approvals

Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10                                                                        Amount of Credit

Any reference herein to the amount of credit outstanding shall mean, at any particular time:

(a)                                  in the case of a Prime Rate Loan or a BA Rate Loan, the U.S. Dollar Equivalent of the principal amount thereof;

(b)                                 in the case of a Bankers’ Acceptance, the U.S. Dollar Equivalent of the face amount thereof; and

(c)                                  in the case of a LIBOR Loan or Base Rate Canada Loan, the principal amount thereof;

(d)                                 in the case of a Letter denominated in a currency other than U.S. dollars, the U.S. Dollar Equivalent of the contingent liability of the Issuing Lender thereunder; and

(e)                                  in the case of a Letter denominated in United States dollars, the contingent liability of the Issuing Lender thereunder

1.11                                                                        Schedules

Each and every one of the schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.

1.12                                                                        Extension of Credit

For the purposes hereof, each drawdown, rollover and conversion shall be deemed to be an extension of credit to the Borrower hereunder.

1.13                                                                        Rule of Construction

The Finance Documents have been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Finance Documents.

ARTICLE 2
CREDIT FACILITIES

2.1                                                                               Establishment of Credit Facilities

Subject to the terms and conditions hereof, the Lenders hereby establish in favour of the Borrower:

(a)                                  a revolving term credit facility (the “RT Facility”) in the amount of U.S.$300,000,000 (as such amount may be reduced pursuant to Section 2.3); and

(b)                                 a non-revolving term credit facility (the “NRT Facility”) in the amount of U.S.$400,000,000 (as such amount may be reduced pursuant to Section 2.3).

2.2                                                                               Lenders’ Commitments

Subject to the terms and conditions hereof, the Lenders severally agree to extend credit to the Borrower under each Credit Facility from time to time provided that the aggregate amount of credit extended by each Lender under either Credit Facility shall not at any time exceed the Individual Commitment of such Lender under such Credit Facility and further provided that the aggregate amount of credit outstanding under such Credit Facility shall not at any time exceed the amount of such Credit Facility. All credit requested under a particular Credit Facility shall be made available to the Borrower contemporaneously by all of the Lenders. Each Lender shall provide to the Borrower its Pro Rata Share of each credit, whether such credit is extended by way of drawdown, rollover or conversion. No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit under a particular Credit Facility nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit under such Credit Facility. The failure of any Lender to make available to the Borrower its Pro Rata Share of any credit under a particular Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to the Borrower its Pro Rata Share of such credit under such Credit Facility. For certainty, all obligations of each Lender hereunder are its several obligations.

2.3                                                                               Reduction of Credit Facilities

The Borrower may, from time to time and at any time, by notice in writing to the Administrative Agent, permanently reduce the RT Facility in whole or in part to the extent it is not being utilized at the time such notice is given, provided that such reduction shall not become effective until five Banking Days after such notice has been given. The amount of the RT Facility will be permanently reduced at the time, and in the amount, of each repayment or prepayment made pursuant to Section 9.1 or 9.4(b). The amount of the NRT Facility will be permanently reduced (x) if the three drawdowns under the NRT Facility permitted pursuant to Section 4.2 are made prior to December 31, 2007, immediately after the third drawdown to the then outstanding amount of credit under the NRT Facility or (y) if said three drawdowns are not made prior to December 31, 2007, at 4:00 p.m. (Toronto time) on December 31, 2007 to the then outstanding amount of credit under the NRT Facility (the “Initial NRT Amount”). The amount of the NRT Facility will also be permanently reduced at the time, and in the amount, of each repayment or prepayment made pursuant to Section 9.2, 9.3 or 9.4. Any repayment or prepayment of credit outstanding under either Credit Facility (other than as set forth above) shall not cause a reduction in the amount of such Credit Facility. Any repayment of outstanding credit which forms part of any conversion from one type of credit to another type of credit under Article 3 or Article 6 or of any rollover under Article 5 shall not cause any reduction in the amount of the relevant Credit Facility. Upon any reduction of a Credit Facility, the Individual Commitment of each Lender with respect to such Credit Facility shall thereupon be reduced by an amount equal to such Lender’s Pro Rata Share of the amount of such reduction of such Credit Facility.

2.4                                                                               Termination of Credit Facility

(a)                                  A Credit Facility shall terminate upon the earliest to occur of:

(i)                                     the termination of such Credit Facility in accordance with Section 13.1;

(ii)                                  the date on which such Credit Facility has been permanently reduced to zero pursuant to Section 2.3; and

(iii)                               the Maturity Date.

(b)                                 Upon the termination of a Credit Facility, the right of the Borrower to obtain any credit thereunder and all of the obligations of the Lenders to extend credit under such Credit Facility shall automatically terminate.

ARTICLE 3
GENERAL PROVISIONS RELATING TO CREDITS

3.1                                                                               Types of Credit Availments

Subject to the terms and conditions hereof, the Borrower may obtain credit from the Lenders:

(a)                                  under the RT Facility by way of one or more Loans, Bankers’ Acceptances and Letters, provided, at no time, shall the aggregate amount of credit outstanding in respect of Letters exceed U.S.$50,000,000; and

(b)                                 under the NRT Facility by way of one or more Loans and Bankers’ Acceptances.

Any extension of credit hereunder by way of Base Rate Canada Loans or LIBOR Loans shall be in a minimum amount of U.S.$1,000,000 and by way of Prime Rate Loans, BA Rate Loans or Bankers’ Acceptances shall be in a minimum amount of Cdn.$1,000,000.

3.2                                                                               Funding of Loans

Each Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan under the relevant Credit Facility prior to 2:00 p.m. (Toronto time) on the date of the extension of credit. The Administrative Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 12 and unless otherwise irrevocably authorized and directed in the Drawdown Notice, in respect of either Credit Facility, make such funds available to the Borrower on the date of the extension of credit by crediting the relevant Designated Account (or causing such account to be credited). Unless the Administrative Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender’s Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the Borrower until the date such amount is paid or repaid to the Administrative Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the Borrower shall, without prejudice to any rights that the Borrower might have against such Lender, repay such amount to the Administrative Agent forthwith after demand therefor by the Administrative Agent. The amount payable by each Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable. If such Lender makes the payment to the Administrative

Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Loan for purposes of this agreement and shall entitle the Lender to all rights and remedies against the Borrower in respect of such Loan.

3.3                                                                               Failure of Lender to Fund Loan

If any Lender fails to make available to the Administrative Agent its Pro Rata Share of any Loan under a Credit Facility as required (such Lender being herein called the “Defaulting Lender”) and the Administrative Agent has not funded pursuant to Section 3.2, the Administrative Agent shall forthwith give notice of such failure by the Defaulting Lender to the Borrower and the other Lenders and such notice shall state that any Lender may make available to the Administrative Agent all or any portion of the Defaulting Lender’s Pro Rata Share of such Loan (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place and stead of the Defaulting Lender. If more than one relevant Lender gives notice that it is prepared to make funds available in the place and stead of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders’ relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place and stead of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the Borrower. In addition to interest as aforesaid, the Borrower shall pay all amounts owing by it to the Defaulting Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender) to the Contributing Lenders until such time as the Defaulting Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender.

3.4                                                                               Funding of Bankers’ Acceptances

(a)                                  If the Administrative Agent receives from the Borrower a Drawdown Notice, Rollover Notice or Conversion Notice requesting a drawdown of, a rollover of or a conversion into Bankers’ Acceptances, the Administrative Agent shall notify each Lender, prior to 11:00 a.m. (Toronto time) on the second Banking Day prior to the date of such extension of credit of such request and of each Lender’s Pro Rata Share of such extension of credit. The Administrative Agent shall also at such time notify the Borrower of each Lender’s Pro Rata Share of such extension of credit. Each Lender shall, not later than 11:00 a.m. (Toronto time) on the date of each extension of credit by way of Bankers’ Acceptance, accept drafts of the Borrower which are presented to it for acceptance and which have an aggregate face amount equal to such Lender’s Pro Rata Share of the total extension of credit being made available by way of Bankers’ Acceptances on such date, as advised by the Administrative Agent. Each Lender shall purchase the Bankers’ Acceptances which it has accepted for a purchase price equal to the BA Discounted Proceeds therefor. Each Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any and all Bankers’ Acceptances accepted and purchased by it.

(b)                                 The Borrower shall provide for payment to the accepting Lenders of the face amount of each Bankers’ Acceptance at its maturity, either by payment of such amount or through an extension of credit hereunder or through a combination of both. The Borrower hereby waives presentment for payment of Bankers’ Acceptances by the Lenders and any defence to payment of amounts due to a Lender in respect of a Bankers’ Acceptance which might exist by reason of such Bankers’ Acceptance being held at maturity by such Lender which accepted it and agrees not to claim from such Lender any days of grace for the payment at maturity of Bankers’ Acceptances.

(c)                                  In the case of a drawdown by way of Bankers’ Acceptance, each Lender shall, forthwith after the acceptance of drafts of the Borrower as aforesaid, make available to the Administrative Agent the BA Proceeds with respect to the Bankers’ Acceptances accepted by it. The Administrative Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 12, make such BA Proceeds available to the Borrower on the date of such extension of credit by crediting the applicable Designated Account. In the case of a rollover of or conversion into Bankers’ Acceptances, each Lender shall retain the Bankers’ Acceptance accepted by it and shall not be required to make any funds available to the Administrative Agent for deposit to the applicable Designated Account; however, forthwith after the acceptance of drafts of the Borrower as aforesaid, the Borrower shall pay to the Administrative Agent on behalf of the Lenders an amount equal to the aggregate amount of the acceptance fees in respect of such Bankers’ Acceptances calculated in accordance with Section 7.7 plus the amount by which the aggregate face amount of such Bankers’ Acceptances exceeds the aggregate BA Discounted Proceeds with respect thereto.

(d)                                 Any Bankers’ Acceptance may, at the option of the Borrower, be executed in advance by or on behalf of the Borrower, by mechanically reproduced or facsimile signatures of any two officers of the Borrower who are properly so designated and authorized by the Borrower from time to time. Any Bankers’ Acceptance so executed and delivered by the Borrower to the Lenders shall be valid and shall bind the Borrower and may be dealt with by the Lenders to all intents and purposes as if the Bankers’ Acceptance had been signed in the executing officers’ own handwriting.

(e)                                  The Borrower shall notify the Lenders as to those officers whose signatures may be reproduced and used to execute Bankers’ Acceptances in the manner provided in Section 3.4(d). Bankers’ Acceptances with the mechanically reproduced or facsimile signatures of designated officers may be used by the Lenders and shall continue to be valid, notwithstanding the death, termination of employment or termination of authorization of either or both of such officers or any other circumstance.

(f)                                    The Borrower hereby indemnifies and agrees to hold harmless the Lenders against and from all losses, damages, expenses and other liabilities caused by or attributable to the use of the mechanically reproduced or facsimile signature instead of the original signature of an authorized officer of the Borrower on a Banker’s Acceptance prepared, executed, issued and accepted pursuant to this agreement, except to the extent determined by a court of competent jurisdiction to be due to the gross negligence or wilful misconduct of the Lenders.

(g)                                 Each Lender agrees that, in respect of the safekeeping of executed drafts of the Borrower which are delivered to it for acceptance hereunder, it shall exercise the same degree of care which it gives to its own property, provided that it shall not be deemed to be an insurer thereof.

(h)                                 All Bankers’ Acceptances to be accepted by a particular Lender shall, at the option of such Lender, be issued in the form of depository bills made payable originally to and deposited with The Canadian Depository for Securities Limited pursuant to the Depository Bills and Notes Act (Canada).

(i)                                     In order to facilitate the issuance of Bankers’ Acceptances pursuant to this agreement, the Borrower hereby authorizes each Lender, and appoints each Lender as the Borrower’s attorney, to complete, sign and endorse drafts or depository bills (each such executed draft or bill being herein referred to as a “BA Draft”) on its behalf in handwritten form or by facsimile or mechanical signature or otherwise in accordance with the applicable Drawdown Notice, Rollover Notice or Conversion Notice and, once so completed, signed and endorsed to accept them as Bankers’ Acceptances under this agreement and then if applicable, purchase, discount or negotiate such Bankers’ Acceptances in accordance with the provisions of this agreement. BA Drafts so completed, signed, endorsed and negotiated on behalf of the Borrower by such Lender shall bind the Borrower as fully and effectively as if so performed by an authorized officer of the Borrower. Each draft of a Bankers’ Acceptance completed, signed or endorsed by a Lender shall mature on the last day of the term thereof.

3.5                                                                               BA Rate Loans

If, in the sole judgement of a Lender, such Lender is unable to extend credit by way of Bankers’ Acceptances in accordance with this agreement, such Lender shall give an irrevocable notice to such effect to the Administrative Agent and the Borrower prior to 10:00 a.m. (Toronto time) on the date of the requested credit extension and shall make available to the Borrower prior to 11:00 a.m. (Toronto time) on the date of such requested credit extension a Canadian dollar loan (a “BA Rate Loan”) in the principal amount equal to such Lender’s Pro Rata Share of the total credit to be extended by way of Bankers’ Acceptances, such BA Rate Loan to be funded in the same manner as a Loan is funded pursuant to Section 3.2 and 3.3. Such BA Rate Loan shall have the same term as the Bankers’ Acceptances for which it is a substitute and shall bear such rate of interest per annum throughout the term thereof as shall permit such Lender to obtain the same effective rate as if such Lender had accepted and purchased a Bankers’ Acceptance at the same acceptance fee and pricing at which a Schedule II Lender would have accepted and purchased such Bankers’ Acceptance at approximately 11:00 a.m. (Toronto time) on the date such BA Rate Loan is made, on the basis that, and the Borrower hereby agrees that, for such a BA Rate Loan, interest shall be payable in advance on the date of the extension of credit by the relevant Lender deducting the interest payable in respect thereof from the principal amount of such BA Rate Loan. All BA Rate Loans to be made by a particular Lender shall, at the option of such Lender, be evidenced by a promissory note in the form of a depository note made payable originally to and deposited with The Canadian Depository for Securities Limited pursuant to the Depository Bills and Notes Act (Canada).

3.6                                                                               Timing of Credit Availments

No Bankers’ Acceptance, BA Rate Loan or LIBOR Loan may have a maturity date later than the Maturity Date.

3.7                                                                               Inability to Fund U.S. Dollar Advances in Canada

If a Lender determines in good faith, which determination shall be final, conclusive and binding on the Borrower, and the Administrative Agent notifies the Borrower that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of United States dollars are unavailable to such Lender in Canada, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of LIBOR or Alternate Base Rate Canada, as the case may be, (iii) the making or continuation of United States dollar advances in Canada has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such Lender to fund the advance) which materially and adversely affects the funding of the advances at any interest rate computed on the basis of the LIBOR or the Alternate Base Rate Canada, as the case may be, or by reason of a change in any applicable law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or in the interpretation thereof by any Official Body affecting such Lender or any relevant financial market, which results in LIBOR or the Alternative Base Rate Canada, as the case may be, no longer representing the effective cost to such Lender of deposits in such market for a relevant Interest Period, or (iv) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for such Lender to make or maintain or give effect to its obligations in respect of United States dollar advances in Canada as contemplated herein, then:

(a)                                  the right of the Borrower to obtain any affected Base Rate Canada Loan or LIBOR Loan from such Lender shall be suspended until such Lender determines that the circumstances causing such suspension no longer exist and such Lender so notifies the Borrower;

(b)                                 if any affected Base Rate Canada Loan or LIBOR Loan is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made;

(c)                                  if any LIBOR Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a LIBOR Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a Base Rate Canada Loan at such time, be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) to a Base Rate Canada Loan in the principal amount equal to the principal amount of the LIBOR Loan or, if the Borrower does not have the right to obtain credit by way of a Base Rate Canada Loan at such time, such LIBOR Loan shall be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) to a loan in such other currency as may be mutually agreed upon in the principal amount equal to the Exchange Equivalent of such LIBOR Loan; and

(d)                                 if any Base Rate Canada Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a Base Rate Canada Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a LIBOR Loan at such time, be immediately converted to a LIBOR Loan in the principal amount equal to the principal amount of the Base Rate Canada Loan and having an Interest Period of one month or, if the Borrower does not have the right to obtain credit by way of a LIBOR Loan at such time, it shall be immediately converted to a loan in such other currency as may be mutually agreed upon in the principal amount equal to the Exchange Equivalent of the principal amount of the Base Rate Canada Loan.

3.8                                                                               Time and Place of Payments

Unless otherwise expressly provided herein, the Borrower shall make all payments pursuant to this agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the relevant Designated Account before 1:00 p.m. (Toronto time) on the day specified for payment and the Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from such accounts on the day specified for payment.

3.9                                                                               Remittance of Payments

Forthwith after the withdrawal from the applicable Designated Account by the Administrative Agent of any payment of principal, interest, fees or other amounts for the benefit of the relevant Lenders pursuant to Section 3.8, the Administrative Agent shall, subject to Sections 3.3 and 8.3 remit to each relevant Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a Lender had failed, pursuant to Section 3.2, to make available to the Administrative Agent its Pro Rata Share and, where any other Lender has made funds available in the place and stead of a Defaulting Lender); provided that if the Administrative Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, without limitation, a prepayment), interest, fees or other amount under a particular Credit Facility, remits to each Lender its Pro Rata Share of such payment and the Borrower fails to make such payment, each Lender agrees to repay to the Administrative Agent, forthwith on demand, to the extent that such amount is not recovered from the Borrower on demand and after reasonable efforts by the Administrative Agent to collect such amount (without in any way obligating the Administrative Agent to take any legal action with respect to such collection), such Lender’s Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the relevant Lenders until the date such amount is paid or repaid to the Administrative Agent, the exact amount of the repayment required to be made by the relevant Lenders pursuant hereto to be as set forth in a certificate delivered by the Administrative Agent to each relevant Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

3.10                                                                        Evidence of Indebtedness

The Administrative Agent shall maintain accounts wherein the Administrative Agent shall record the amount of credit outstanding, each payment of principal and interest on account of each Loan, each Bankers’ Acceptances accepted and cancelled, each Letter issued and draw upon and all other amounts becoming due to and being paid to the Lenders or the Administrative Agent hereunder, including, Letter fees and standby fees. The Administrative Agent’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower pursuant to this agreement.

3.11                                                                        General Provisions Relating to All Letters

(a)                                  The Borrower hereby acknowledges and confirms to the Issuing Lender that the Issuing Lender shall not be obliged to make any inquiry or investigation as to the right of any beneficiary to make any claim or Draft or request any payment under a Letter and payment by the Issuing Lender pursuant to a Letter shall not be withheld by the Issuing Lender by reason of any matters in dispute between the beneficiary thereof and the Borrower. The sole obligation of the Issuing Lender with respect to Letters is to cause to be paid a Draft drawn or purporting to be drawn in accordance with the terms of the applicable Letter and for such purpose the Issuing Lender is only obliged to determine that the Draft purports to comply with the terms and conditions of the relevant Letter.

(b)                                 The Issuing Lender shall not have any responsibility or liability for or any duty to inquire into the form, sufficiency (other than to the extent provided in the preceding paragraph), authorization, execution, signature, endorsement, correctness (other than to the extent provided in the preceding paragraph), genuineness or legal effect of any Draft, certificate or other document presented to it pursuant to a Letter and the Borrower unconditionally assumes all risks with respect to the same. The Borrower agrees that it assumes all risks of the acts or omissions of the beneficiary of any Letter with respect to the use by such beneficiary of the relevant Letter.

(c)                                  The obligations of the Borrower hereunder with respect to Letters shall be absolute, unconditional and irrevocable and shall not be reduced by any event or occurrence including, without limitation:

(i)                                     any lack of validity or enforceability of this agreement or any such Letter;

(ii)                                  any amendment or waiver of or any consent to departure from this agreement;

(iii)                               the existence of any claim, set-off, defence or other rights which the Borrower may have at any time against any beneficiary or any transferee of any such Letter (or any person or entities for whom any such beneficiary or any such transferee may be acting), any Lender, the Issuing Lender or any other Person;

(iv)                              any Draft, statement or other document presented under any such Letter proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever;

(v)                                 payment by the Issuing Lender under such Letter against presentation of a sight draft or certificate which does not comply with the terms of such Letter;

(vi)                              any non-application or misapplication by the beneficiary of such Letter of the proceeds of any drawing under such Letter;

(vii)                           the surrender or impairment of any Security; or

(viii)                        any reduction or withdrawal of the Issuing Lender’s credit rating by any rating agency.

The obligations of the Borrower hereunder with respect to Letters shall remain in full force and effect and shall apply to any amendment to or extension of the expiration date of any such Letter.

(d)                                 Any action, inaction or omission taken or suffered by the Issuing Lender or any of the Issuing Lender’s correspondents under or in connection with a Letter or any Draft made thereunder, if in good faith and in conformity with foreign or domestic laws, regulations or customs applicable thereto, shall be binding upon the Borrower and shall not place the Issuing Lender or any of its correspondents under any resulting liability to the Borrower. Without limiting the generality of the foregoing, the Issuing Lender and its correspondents may receive, accept or pay as complying with the terms of a Letter, any Draft thereunder, otherwise in order which may be signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy of, or the receiver for any property of, or other Person or entity acting as the representative or in the place of, such beneficiary or its successors and assigns. The Borrower covenants that it will not take any steps, issue any instructions to the Issuing Lender or any of its correspondents or institute any proceedings intended to derogate from the right or ability of the Issuing Lender or its correspondents to honour and pay any Draft or Drafts.

(e)                                  The Borrower agrees that the Lenders, the Issuing Lender and the Administrative Agent shall have no liability to it for any reason in respect of or in connection with any Letter, the issuance thereof, any payment thereunder, or any other action taken by the Lenders, the Issuing Lender or the Administrative Agent or any other person in connection therewith, other than on account of the Issuing Lender’s gross negligence or wilful misconduct.

(f)                                    Save to the extent expressly provided otherwise in this Section 3.11, the rights and obligations between the Issuing Lender and the Borrower with respect to each Letter shall be determined in accordance with the applicable provisions of the (i) Uniform Customs and Practice for Documentary Credits (1993 Revision), ICC Publications 500 or (ii) the International Standby Practices - ISP98, ICC Publication No. 590, as applicable.

3.12                                                                        Overdraft Loans.

(a)                                  Subject to the following provisions of this Section, overdrafts arising from clearance of cheques or drafts drawn on the accounts of the Borrower maintained with the Overdraft Lender, and designated by the Overdraft Lender for such purpose, shall be deemed to be outstanding as an extension of credit to the Borrower from the Overdraft Lender under the RT Facility (each, an “Overdraft Loan”) as Prime Rate Loans or Base Rate Canada Loans, as the case may be. For certainty, notwithstanding Section 4.1, no Drawdown Notice need be delivered by the Borrower in respect of Overdraft Loans.

(b)                                 Except as otherwise specifically provided herein, all references to Prime Rate Loans shall include Overdraft Loans made in Canadian dollars and all references to Base Rate Canada Loans shall include Overdraft Loans made in United States dollars.

(c)                                  Overdraft Loans shall be made by the Overdraft Lender alone, without assignment to, or participation by, the other Lenders.

(d)                                 The aggregate principal amount of the Overdraft Loans shall not exceed U.S.$25,000,000.

(e)                                  If the Borrower shall request a drawdown under the RT Facility other than under this Section (a “Syndicated Drawdown”) and the Overdraft Lender’s Pro Rata Share of such Syndicated Drawdown would cause the Overdraft Lender’s Pro Rata Share of all Syndicated Loans together with the Overdraft Loans then outstanding to exceed the Overdraft Lender’s Individual Commitment with respect to the NRT Facility, then the Borrower shall be deemed to have given a repayment notice notifying the Administrative Agent of a repayment of the Overdraft Loans to the extent of such excess (without any bonus or penalty being payable in respect thereof) and the Borrower shall make such repayment on the requested date of such Syndicated Drawdown. For the purposes hereof “Syndicated Loans” means all credit outstanding under the RT Facility other than Overdraft Loans.

(f)                                    The Borrower may make repayments of Overdraft Loans (together with accrued interest thereon) by deposit to the accounts referred to in Section 3.12(a) from time to time without penalty.

(g)                                 All interest payments and principal repayments of or in respect of Overdraft Loans shall be solely for the account of the Overdraft Lender. Subject to Section 3.12(h), all costs and expenses relating to the Overdraft Loans shall be solely for the account of the Overdraft Lender.

(h)                                 Notwithstanding anything to the contrary herein contained or contrary to the provisions of Applicable Law, (a) if a Default occurs and is continuing or (b) if the Overdraft Lender so requires, and there are then outstanding any Overdraft Loans, then, effective on the day of notice to that effect to the other Lenders from the Overdraft Lender, the Borrower shall be deemed to have requested, and hereby requests, an extension of credit by way of drawdown of an amount of Syndicated Loans, in the currency of the Overdraft Loans, sufficient to repay the Overdraft Loans and accrued and unpaid interest in respect thereof, and on the day of receipt of such notice, each of the other Lenders shall disburse to the Overdraft Lender its respective Pro Rata Share of such amounts and such amounts shall thereupon be deemed to have been advanced by the Lenders to the Borrower and to constitute Syndicated Loans (by way of Prime Rate Loans or Base Rate Canada Loans, as the case may be). If a Lender does not disburse to the Overdraft Lender its respective Pro Rata Share of any amount under this Section then, for the purpose only of any distributions or payments to such Lenders (and not, for greater certainty, for purposes of any obligations of such Lenders, including those under Section 14.10), including any distribution or payment with respect to the Borrower in the event of any enforcement or realization proceedings or any bankruptcy, winding-up, liquidation, arrangement, compromise or composition, the Individual Commitment of such Lender shall be deemed to be nil and the Individual Commitment of the Overdraft Lender shall be increased by the Individual Commitment of such Lender until the amounts owed by the Borrower are outstanding to each Lender in accordance with its Pro Rata Share determined without regard to this sentence. If any amount disbursed by a Lender to the Overdraft Lender under this Section and deemed to have been advanced to the Borrower must be repaid by the Overdraft Lender or by such Lender to the Borrower then no reduction of the Overdraft Loans as contemplated above shall be deemed to have occurred, but the relevant Lenders shall purchase participations in the Overdraft Loans (without recourse to the Overdraft Lender or Base Rate Canada Loans, as the case may be) for an amount or otherwise effect transactions to achieve the financial results contemplated by this Section.

(i)                                     For certainty, it is hereby acknowledged and agreed that the Lenders shall be obligated to advance their Pro Rata Share of an extension of credit by way of drawdown contemplated by section 3.12(h) and to disburse to the Overdraft Lender their Pro Rata Shares of the Syndicated Loan referenced therein irrespective of:

(i)            whether a Default or Event of Default is then continuing or whether any other condition in Article 12 is met; and

(ii)           whether or not the Borrower has in fact actually requested such extension of credit by way of drawdown (by delivery of a Drawdown Notice, Conversion Notice or otherwise).

3.13                                                                        Notice Periods

Each Drawdown Notice, Rollover Notice, Conversion Notice and Prepayment Notice shall be given to the Administrative Agent:

(a)                                  prior to 10:00 a.m. (Toronto time) on the third Banking Day prior to the date of any voluntary prepayment or the date of a drawdown of, rollover of, conversion into or conversion of a Bankers’ Acceptance, LIBOR Loan or the issuance of a Letter; and

(b)                                 prior to 10:00 a.m. (Toronto time) on the second Banking Day prior to the date of any other drawdown, rollover or conversion.

3.14                                                                        Administrative Agent’s Discretion to Allocate

Notwithstanding the provisions of Sections 3.2 and 9.6(b) with respect to the funding of Loans and Bankers’ Acceptances and reimbursing with respect to Letters in accordance with each relevant Lender’s Pro Rata Share, the Administrative Agent shall be entitled to reallocate the funding or reimbursement obligations among the relevant Lenders in order to ensure, to the greatest extent practicable, that after such funding the aggregate amount of credit extended hereunder by each Lender coincides with such Lender’s Pro Rata Share of the aggregate amount of credit extended under a particular Credit Facility by all of the relevant Lenders, provided that no such allocation shall result in the aggregate amount of credit extended hereunder by any Lender exceeding such Lender’s Individual Commitment under such Credit Facility.

ARTICLE 4
DRAWDOWNS

4.1                                                                               Drawdown Notice

Subject to Sections 3.1 and 3.7 and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrower or waived by the Lenders as provided in Section 14.14, the Borrower may, from time to time, obtain credit hereunder by giving to the Administrative Agent an irrevocable notice in substantially the form of Schedule D hereto (“Drawdown Notice”) in accordance with Section 3.13 and specifying:

(a)                                  the Credit Facility under which the credit is to be extended;

(b)                                 the date the credit is to be obtained;

(c)                                  whether the credit is to be obtained by way of Prime Rate Loan, Base Rate Canada Loan, LIBOR Loan, Bankers’ Acceptances or Letter;

(d)                                 in the case of any credit to be obtained by way of a Loan, the principal amount of the Loan;

(e)                                  if the credit is to be obtained by way of Bankers’ Acceptances, the aggregate face amount of the Bankers’ Acceptances to be issued and the term of the Bankers’ Acceptances;

(f)                                    if the credit is to be obtained by way of LIBOR Loan, the applicable Interest Period;

(g)                                 if the credit is to be obtained by way of Letter, the named beneficiary of the Letter, the maturity date and amount of the Letter, the currency in which the Letter is to be denominated and all other terms of the Letter (including, without limitation, (i) the proposed form of the Letter and (ii) if the Letter is to be issued on behalf of a Subsidiary of the Borrower as well as on behalf of the Borrower, the name of such Subsidiary); and

(h)                                 the details of any irrevocable authorization and direction pursuant to Section 3.2.

If credit is to be obtained by way of Letter and if such Letter is to be issued on behalf of a Subsidiary of the Borrower as well as on behalf of the Borrower, the Borrower shall ensure that accompanying such Drawdown Notice is an instrument, substantially in the form of Schedule H hereto, and pursuant to which such Subsidiary shall agree, without qualification, to reimburse the Issuing Lender on demand for the full amount of each and any Draft presented to and paid by the Issuing Lender in accordance with such Letter.

4.2                                                                               Drawdowns under NRT Facility

The Borrower shall only be entitled to make three drawdowns under the NRT Facility, all of which shall be completed on or before December 31, 2007.

ARTICLE 5
ROLLOVERS

5.1                                                                               Bankers’ Acceptances

Provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.3, requested the Lenders to accept its drafts to replace all or a portion of outstanding Bankers’ Acceptances as they mature, each Lender shall, on the maturity of such Bankers’ Acceptances and concurrent with the payment by the Borrower to such Lender of the face amount of such Bankers’ Acceptances or the portion thereof to be replaced, accept the Borrower’s draft or drafts having an aggregate face amount equal to its Pro Rata Share of the aggregate face amount of the matured Bankers’ Acceptances or the portion thereof to be replaced in accordance with Section 3.4.

5.2                                                                               LIBOR Loans

Subject to Section 3.7 and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.3, requested the Lenders to continue to extend credit by way of a LIBOR Loan to replace all or a portion of an outstanding LIBOR Loan as it matures, each Lender shall, on the maturity of such LIBOR Loan, continue to extend credit to the Borrower by way of a LIBOR Loan (without a further advance of funds to the Borrower) in the principal amount equal to such Lender’s Pro Rata Share of the principal amount of the matured LIBOR Loan or the portion thereof to be replaced.

5.3                                                                               Rollover Notice

The notice to be given to the Administrative Agent pursuant to Section 5.1 or 5.2 (“Rollover Notice”) shall be irrevocable, shall be given in accordance with Section 3.13, shall be in substantially the form of Schedule E hereto and shall specify:

(a)                                  the Credit Facility under which the rollover is to occur;

(b)                                 the maturity date of the maturing Bankers’ Acceptances or the maturing LIBOR Loan, as the case may be;

(c)                                  the face amount of the maturing Bankers’ Acceptances or the principal amount of the maturing LIBOR Loan, as the case may be, and the portion thereof to be replaced;

(d)                                 in the case of a maturing LIBOR Loan, the maturity date of the maturing LIBOR Loan, the principal amount of the maturing LIBOR Loan and the portion thereof to be replaced and the Interest Period or Interest Periods of the replacement LIBOR Loans; and

(e)                                  in the case of maturing Bankers’ Acceptances, the aggregate face amount of the new Bankers’ Acceptances to be issued and the term of the new Bankers’ Acceptances.

5.4                                                                               Absence of Notice

Subject to Section 3.7, in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing LIBOR Loan in favour of the Borrower shall be automatically rolled over to a LIBOR Loan with an Interest Period of one month and a maturing Bankers’ Acceptance or BA Rate Loan shall be automatically rolled over to a Bankers’ Acceptance or BA Rate Loan with a term of 30 days, as though a notice to such effect had been given in accordance with Section 5.3.

ARTICLE 6
CONVERSIONS

6.1                                                                               Converting Loan to Other Type of Loan

Subject to the provisions hereof and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.4, requested the Lenders to convert all or a portion of an outstanding Loan (other than a BA Rate Loan) into another type of Loan (other than a BA Rate Loan), each Lender shall, on the date of conversion (which, in the case of the conversion of all or a portion of an outstanding LIBOR Loan, shall be the date on which such Loan matures), continue to extend credit to the Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted (with a repayment and a subsequent advance of funds to the Borrower) in the aggregate principal amount equal to such Lender’s Pro Rata Share of the principal amount of the outstanding Loan or the portion thereof which is being converted.

6.2                                                                               Converting Loan to Bankers’ Acceptances

Provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.4, requested the Lenders to accept its drafts to replace all or a portion of an outstanding Loan and, if a LIBOR Loan or a BA Rate Loan is to be replaced the date of conversion is the date on which such Loan matures, each Lender shall, on the date of conversion and concurrent with the payment by the Borrower to each Lender of the principal amount of such outstanding Loan or the portion thereof which is being converted, accept the Borrower’s draft or drafts having an aggregate face amount equal to its Pro Rata Share of the aggregate principal amount of such Loan or the portion thereof which is being converted or the Canadian Dollar Equivalent thereof, as the case may be, such acceptance to be in accordance with Section 3.4.

6.3                                                                               Converting Bankers’ Acceptances to Loan

Each Lender shall, on the maturity date of a Bankers’ Acceptance which such Lender has accepted, pay to the holder thereof the face amount of such Bankers’ Acceptance. Subject to Sections 3.1 and 3.7 and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.4, requested the Lenders to convert all or a portion of outstanding maturing Bankers’ Acceptances into a Loan, each Lender shall, upon the maturity date of such Bankers’ Acceptances and the payment by such Lender to the holders of such Bankers’ Acceptances of the aggregate face amount thereof and concurrent with the payment by the Borrower to such Lender of the aggregate face amount of such Bankers’ Acceptances, extend credit to the Borrower by way of the Loan into which the matured Bankers’ Acceptances or a portion thereof are converted in the aggregate principal amount equal to its Pro Rata Share of the aggregate face amount or the U.S. Dollar Equivalent of the aggregate face amount, as the case may be, of the matured Bankers’ Acceptances or the portion thereof which are being converted. Where a particular Lender has funded the Borrower by way of a BA Rate

Loan rather than by way of Bankers’ Acceptances, the provisions of this Section 6.3 as they relate to Bankers’ Acceptances shall apply mutatis mutandis to such BA Rate Loan.

6.4                                                                               Conversion Notice

The notice to be given to the Administrative Agent pursuant to Section 6.1 (“Conversion Notice”) shall be irrevocable, shall be given in accordance with Section 3.13, shall be in substantially the form of Schedule F hereto and shall specify:

(a)                                  the Credit Facility under which the conversion is to occur;

(b)                                 whether an outstanding Loan or Bankers’ Acceptances are to be converted and, if an outstanding Loan is to be converted, the type of Loan to be converted;

(c)                                  the date on which the conversion is to take place;

(d)                                 the face amount of the Bankers’ Acceptances or the portion thereof which is to be converted or the principal amount of the Loan or the portion thereof which is to be converted;

(e)                                  the type and amount of the Loan or Bankers’ Acceptances into which the outstanding Loan or Bankers’ Acceptances are to be converted;

(f)                                    if an outstanding Loan or Bankers’ Acceptances are to be converted into a LIBOR Loan, the applicable Interest Period; and

(g)                                 if an outstanding Loan is to be converted into Bankers’ Acceptances, the aggregate face amount of the new Bankers’ Acceptances to be issued and the term of the new Bankers’ Acceptances.

6.5                                                                               Conversion by Lenders

Upon written notice to such effect to the Borrower at such time as a Default has occurred and is continuing, the Administrative Agent may, as applicable, on the maturity date of a Bankers’ Acceptance, BA Rate Loan or a LIBOR Loan, convert such Bankers’ Acceptance, BA Rate Loan or LIBOR Loan into Prime Rate Loan or Base Rate Canada Loan, as applicable, as though a notice to such effect had been given in accordance with Section 6.4.

ARTICLE 7
INTEREST AND FEES

7.1                                                                               Interest Rates

The Borrower shall pay to the Lenders, in accordance with Section 3.8, interest on the outstanding principal amount from time to time of each Loan (other than a BA Rate Loan) at the rate per annum equal to:

(a)                                  in the case of each Prime Rate Loan, the Prime Rate plus the Applicable Rate;

(b)                                 in the case of each Base Rate Canada Loan, the Alternate Base Rate Canada plus the Applicable Rate; and

(c)                                  in the case of each LIBOR Loan, the applicable LIBOR plus the Applicable Rate.

7.2                                                                               Calculation and Payment of Interest

(a)                                  Interest on the outstanding principal amount from time to time of each Prime Rate Loan and Base Rate Canada Loan shall accrue from day to day from and including the date on which credit is obtained by way of such Loan to but excluding the date on which such Loan is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 365.

(b)                                 Interest on the outstanding principal amount from time to time of each LIBOR Loan shall accrue from day to day from and including the date on which credit is obtained by way of such Loan to but excluding the date on which such Loan is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 360.

(c)                                  Accrued interest shall be paid,

(i)            in the case of interest on Prime Rate Loans and Base Rate Canada Loans, in arrears monthly on the 22nd day of each calendar month; and

(ii)           in the case of interest on LIBOR Loans, on the last day of the applicable Interest Period; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period and on the date on which such LIBOR Loans are otherwise required to be repaid.

7.3                                                                               General Interest Rules

(a)                                  For the purposes hereof, whenever interest is calculated on the basis of a year of 360 or 365 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365 days, respectively.

(b)                                 Interest on each Loan and on overdue interest thereon shall be payable in the currency in which such Loan is denominated during the relevant period.

(c)                                  If the Borrower fails to pay any fee or other amount of any nature payable by it to any Finance Party hereunder or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, the Borrower shall pay to such

Finance Party, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to (x) the Prime Rate plus 3% in the case of overdue amounts denominated in Canadian dollars and (y) the Alternate Base Rate Canada plus 3% in the case of overdue amounts denominated in U.S. dollars. Such interest on overdue amounts shall become due and be paid on demand made by the Administrative Agent.

7.4                                                                               Selection of Interest Periods

With respect to each LIBOR Loan, the Borrower shall specify in the Drawdown Notice, Rollover Notice or Conversion Notice, the duration of the Interest Period provided that:

(a)                                  Interest Periods shall have a duration from one, two, three or six months (subject to availability and to the aggregate number of Interest Periods with different dates outstanding being not more than ten (10));

(b)                                 the first Interest Period for a LIBOR Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and

(c)                                  if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day.

7.5                                                                               Standby Fee

(a)                                  Upon the first Banking Day following the completion of each Fiscal Quarter and on the termination of the RT Facility, the Borrower shall pay, in accordance with Section 3.8, to the Lenders, in arrears, a standby fee calculated at the rate per annum, on the basis of a year of 365 days, equal to the Applicable Rate on the daily Available RT Credit during the most recently completed Fiscal Quarter, such fee to accrue daily from the date of execution and delivery of this agreement to and including termination of the RT Facility.

(b)                                 Upon the first Banking Day following the completion of each Fiscal Quarter and until the earlier of (x) the date of the third drawdown under the NRT Facility and (y) December 31, 2007, the Borrower shall pay, in accordance with Section 3.8, to the Lenders, in arrears, a standby fee calculated at the rate per annum, on the basis of a year of 365 days, equal to the Applicable Rate on the daily Available NRT Credit during the most recently completed Fiscal Quarter, such fee to accrue daily from the date of execution and delivery of this agreement to and including the earlier of (x) the date of the third drawdown under the NRT Facility and (y) December 31, 2007.

7.6                                                                               Letter Fees

(a)                                  The Borrower shall pay to the Lenders, in accordance with Section 3.8, an issuance fee quarterly in arrears on the first Banking Day of each Fiscal Quarter, calculated at a rate per annum equal to the Applicable Rate on the basis of a year of 365 days and on the amount of each such Letter for a period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding. In addition, with respect to all Letters, the Borrower shall from time to time pay to the Issuing Lender its usual and customary fees (at the then prevailing rates) for the amendment, delivery and administration of letters of credit such as the Letters. Each such payment is non-refundable and fully earned when due.

(b)                                 With respect to each Letter issued hereunder, the Borrower shall pay to the Issuing Lender, in accordance with Section 3.8, a fronting fee quarterly in arrears on the first Banking Day of each Fiscal Quarter, calculated at a rate of 0.125% per annum on that portion of the amount of each such Letter for which Lenders other than the Issuing Lender have agreed to reimburse the Issuing Lender for any amounts drawn hereunder and for a period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding. Each such payment is non-refundable and fully earned when due.

7.7                                                                               Acceptance Fees

(a)                                  Upon the acceptance of any draft of the Borrower under the relevant Credit Facility pursuant hereto, the Borrower shall pay to the Lenders, in the manner provided herein, in advance, an acceptance fee calculated at the rate per annum, on the basis of a year of 365 days, equal to the Applicable Rate on the face amount of such Bankers’ Acceptance for its term, being the actual number of days in the period commencing on the date of acceptance of the Borrower’s draft and ending on but excluding the maturity date of the Bankers’ Acceptance; provided, however, that such fee shall not be less than Cdn.$500 with respect to any single transaction involving the issuance of one or more Bankers’ Acceptances.

(b)                                 With respect to each drawdown by way of Bankers’ Acceptances, such acceptance fees shall be paid by the Lenders deducting the amount thereof from the BA Discounted Proceeds before advancing the BA Proceeds to the Administrative Agent as provided in Section 3.4(c). With respect to each rollover or conversion into Bankers’ Acceptances, such acceptance fees shall be paid by the Borrower to the Administrative Agent as provided in Section 3.4(c). Each such payment is non-refundable and fully earned when due.

7.8                                                                               Applicable Rate Adjustment

The changes in the Applicable Rate shall be effective as of the first day of the applicable Fiscal Quarter, in each case based upon the compliance certificate contemplated under Section 11.1(a)(iii) that has previously been delivered to the Administrative Agent with respect to the second immediately preceding Fiscal Quarter. If a new Applicable Rate becomes effective during the term of an outstanding Bankers’ Acceptances, BA Rate Loan, LIBOR Loan or Letter, the Administrative Agent shall forthwith determine the amount of any overpayment or underpayment of acceptance fees with respect to such Bankers’ Acceptances, interest with respect to such BA Rate Loan or LIBOR Loan or issuance fees with respect to such Letters and notify the Borrower and the Lenders of such amounts. Such determination by the Administrative Agent shall constitute, in the absence of manifest error, prima facie evidence of the amount of such overpayment or underpayment, as the case may be. In the event of an underpayment, the Borrower shall, upon receipt of such notice, pay to the Lenders in accordance with Section 3.8, the amount of such underpayment. In the event of any overpayment, the amount of such overpayment shall be credited to succeeding payments of interest or issuance fees, as the case may be, as they become due until such amount has been fully applied, or, if any overpayment or part thereof is still outstanding on the first Banking Day of the next Fiscal Quarter, the amount of such overpayment or part thereof shall be paid by the Lenders to the Borrower on such first Banking Day.

ARTICLE 8
RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

8.1                                                                               Conditions of Credit

The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.

8.2                                                                               Change of Circumstances

(a)                                  If, with respect to any type of credit, the introduction or adoption of any law, regulation, guideline, request or directive (whether or not having the force of law) of any governmental authority, central bank or comparable agency (“Restraint”) or any change therein or in the application thereof to the Borrower or to any Lender or in the interpretation or administration thereof or any compliance by any Lender therewith:

(i)            prohibits or restricts extending or maintaining such type of credit or the charging of interest or fees in connection therewith, the Borrower agrees that such Lender shall have the right to comply with such Restraint, shall have the right to refuse to permit the Borrower to obtain such type of credit and shall have the right to require, at the option of the Borrower, the conversion of such outstanding credit to another type of credit to permit compliance with the Restraint or repayment in full of such credit together with accrued interest thereon on the last day on which it is lawful for such Lender to continue to maintain and fund such credit or to charge interest or fees in connection therewith, as the case may be; or

(ii)           shall impose or require any reserve, special deposit requirements or tax (excluding taxes measured with reference to the net income of such Lender or capital taxes or receipts and franchise taxes), shall establish an appropriate amount of capital to be maintained by such Lender or shall impose any other requirement or condition which results in an increased cost to such Lender of extending or maintaining a credit or obligation hereunder or reduces the amount received or receivable by such Lender with respect to any credit under this agreement or reduces such Lender’s effective return hereunder or on its capital or causes such Lender to make any payment or to forego any return based on any amount received or receivable hereunder, then, on notification to the Borrower by such Lender, the Borrower shall pay immediately to such Lender such amounts as shall fully compensate such Lender for all such increased costs, reductions, payments or foregone returns which accrue up to and including the date of receipt by the Borrower of such notice and thereafter, upon demand from time to time, the Borrower shall pay such additional amount as shall fully compensate such Lender for any such increased or imposed costs, reductions, payments or foregone returns. Such Lender shall notify the Borrower of any actual increased or imposed costs, reductions, payments or foregone returns forthwith on becoming aware of same and shall concurrently provide to the Borrower a certificate of an officer of such Lender setting forth the amount of compensation to be paid to such Lender and the basis for the calculation of such amount. Notwithstanding this Section 8.2(a), the Borrower shall not be liable to compensate such Lender for any such cost, reduction, payment or foregone return occurring more than 120 days before receipt by the Borrower of the aforementioned notification from such Lender; provided, however, that the aforementioned limitation shall not apply to any such cost, reduction, payment or foregone return of a retroactive nature.

(b)                                 Each Lender agrees that, as promptly as practicable after it becomes aware of the occurrence of an event or the existence of a condition that would cause it to seek additional amounts from the Borrower pursuant to Section 8.2(a), it will use reasonable efforts to make, fund or maintain the affected credit of such Lender through another lending office or take such other actions as it deems appropriate if as a result thereof the additional moneys which would otherwise be required to be paid in respect of such credit pursuant to Section 8.2(a), would be reduced and if, as determined by such Lender in its sole discretion, the making, funding or maintaining of such affected credit through such other lending office or the taking of such other actions would not otherwise adversely affect such credit or such Lender and would not, in such Lender’s sole discretion, be commercially unreasonable.

8.3                                                                               Failure to Fund as a Result of Change of Circumstances

If any Lender but not all of the Lenders who have Individual Commitments seeks additional compensation pursuant to Section 8.2(a)(ii) (the “Affected Lender”), then the Borrower may indicate to the Administrative Agent in writing that it desires to replace the Affected Lender with one or more of the other Lenders, and the Administrative Agent shall then forthwith give notice to the other Lenders that any such Lender or Lenders may, in the aggregate, advance all (but not part) of the Affected Lender’s Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Affected Lender’s Individual Commitment and obligations under a Credit Facility and acquire all (but not part) of the rights of the Affected Lender and assume all (but not part) of the obligations of the Affected Lender under each of the other Finance Documents to the extent they relate to such Credit Facility (but in no event shall any other Lender or the Administrative Agent be obliged to do so). If one or more Lenders shall so agree in writing (herein collectively called the “Assenting Lenders” and individually called an “Assenting Lender”) with respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Assenting Lender and the Individual Commitment and the obligations of such Assenting Lender under a particular Credit Facility and the rights and obligations of such Assenting Lender under each of the other Finance Documents to the extent they relate to such Credit Facility shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Assenting Lenders) of the Affected Lender’s Pro Rata Share of such credit and Individual Commitments and obligations under such Credit Facility and rights and obligations under each of the other Finance Documents to the extent they relate to such Credit Facility on a date mutually acceptable to the Assenting Lenders and the Borrower. On such date, the Assenting Lenders shall extend to the Borrower the Affected Lender’s Pro Rata Share of such credit and shall prepay to the Affected Lender the advances of the Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Affected Lender hereunder, and, upon such advance and prepayment by the Assenting Lenders, the Affected Lender shall cease to be a “Lender” for purposes of this agreement and shall no longer have any obligations hereunder, subject always to its continuing obligations pursuant to Section 9.6. Upon the assumption of the Affected Lender’s Individual Commitments as aforesaid by an Assenting Lender, Schedule A hereto shall be deemed to be amended to increase the Individual Commitment of such Assenting Lender by the respective amounts of such assumption.

8.4                                                                               Indemnity Relating to Credits

Upon notice from the Administrative Agent to the Borrower (which notice shall be accompanied by a detailed calculation of the amount to be paid by the Borrower), the Borrower shall pay to the Administrative Agent or the Lenders such amount or amounts as will compensate the Administrative Agent or the Lenders (including, for certainty, the Issuing Lender) for any loss, cost or expense incurred by them:

(a)                                  in the liquidation or redeposit of any funds acquired by the Lenders to fund or maintain any portion of a LIBOR Loan or a BA Rate Loan as a result of:

(i)            the failure of the Borrower to borrow or make repayments on the dates specified under this agreement or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan or a BA Rate Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above); or

(ii)           the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from the Borrower to the

Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan or a BA Rate Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above).

(b)                                 with respect to any Bankers’ Acceptance or Letter, arising from claims or legal proceedings, and including reasonable legal fees and disbursements, respecting the collection of amounts owed by the Borrower hereunder in respect of such Bankers’ Acceptance or Letter or the enforcement of the Administrative Agent, the Issuing Lender or the Lenders’ rights hereunder in respect of such Bankers’ Acceptance or Letter including, without limitation, legal proceedings attempting to restrain the Administrative Agent, the Issuing Lender or the Lenders from paying any amount under such Bankers’ Acceptance or Letter.

8.5                                                                               Indemnity for Transactional and Environmental Liability

(a)                                  The Borrower hereby agrees to indemnify and hold each Finance Party and each of their respective shareholders, officers, directors, employees, and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower (collectively in this Section 8.5(a), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of the Finance Documents and any instrument, document or agreement executed pursuant hereto or thereto, except for any such Indemnified Liabilities that a court of competent jurisdiction determines arose on account of an Indemnified Party’s gross negligence or wilful misconduct.

(b)                                 Without limiting the generality of the indemnity set out in the preceding clause (a), the Borrower hereby further agrees to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower, of any and every kind whatsoever paid (collectively in this Section 8.5(b), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Company of any Hazardous Material, Contaminant, Pollutant or Waste, and (ii) any other violation of an Environmental Law by any Company, and regardless of whether caused by, or within the control of, such Company, except for any such Indemnified Liabilities that a court of competent jurisdiction determines arose on account of an Indemnified Party’s gross negligence or wilful misconduct.

(c)                                  All obligations provided for in this Section 8.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of the Credit Agreement. The obligations provided for in this Section 8.5 shall not be reduced or impaired by any investigation made by or on behalf of the Administrative Agent, the Issuing Lender or any of the Lenders.

(d)                                 The Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrower by this Section 8.5, the Administrative Agent, the Issuing Lender and each Lender shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.

(e)                                  If, for any reason, the obligations of the Borrower pursuant to this Section 8.5 shall be unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under applicable law.

(f)                                    The indemnity under this Section 8.5 shall not apply to any matters specifically dealt with in Sections 8.2, 8.4, 8.6 or 11.1(f).

8.6                                                                               Gross-Up for Taxes

(a)                                  Any and all payments made by any Borrower under this agreement or under any other Finance Document (any such payment being hereinafter referred to as a “Payment”) to or for the benefit of the Administrative Agent or any Lender shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes except to the extent that such deduction or withholding is required by law or the administrative practice of any Official Body. If any such Taxes are so required to be deducted or withheld from or in respect of any Payment made to or for the benefit of the Administrative Agent or any Lender, the Borrower shall:

(i)            promptly notify the Administrative Agent of such requirement;

(ii)           pay to the Administrative Agent or such Lender, as the case may be, in addition to the Payment to which the Administrative Agent or such Lender is otherwise entitled, such additional amount as is necessary to ensure that the net amount actually received by the Administrative Agent or such Lender (free and clear of, and net of, any such Taxes, including the full amount of any Taxes required to be deducted or withheld from any additional amount paid by the Borrower under this Section 8.6(a), whether assessable against the Borrower, the Administrative Agent or such Lender) equals the full amount the Administrative Agent or such Lender, as the case may be, would have received had no such deduction or withholding been required;

(iii)          make such deduction or withholding;

(iv)          pay to the relevant Official Body in accordance with applicable law the full amount of Taxes required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by the Borrower to the Administrative Agent or such Lender under this Section 8.6(a)), within the time period required by applicable law; and

(v)           as promptly as possible thereafter, forward to the Administrative Agent or such Lender, as the case may be, an original official receipt (or a certified copy), or other documentation reasonably acceptable to the Administrative Agent and such Lender, evidencing such payment to such Official Body.

(b)                                 If the Administrative Agent or any Lender is subject to Taxes under Part XIII of the Tax Act (or any successor part) in respect of any Payment made by the Borrower but such Taxes are not levied by way of deduction or withholding (all such Taxes being “Non-Withheld Part XIII Taxes”), the Borrower shall pay to the Administrative Agent or such Lender, as the case may be, at the time the Borrower makes such Payment and in addition to such Payment, such additional amount as is necessary to ensure that the total amount received by the Administrative Agent or such Lender, as the case may be, is equal to the Payment plus the amount of Non-Withheld Part XIII Taxes exigible in respect of the aggregate of the Payment and the additional amount payable under this Section 8.6(b).

(c)                                  In addition, the Borrower agrees to pay any and all present or future stamp or documentary taxes or excise or property taxes, charges or levies of a similar nature, which arise from any Payment made by it or from the execution, delivery or registration of, or otherwise with respect to, the Finance Documents and the transactions contemplated thereby (any such amounts being hereinafter referred to as “Other Taxes”).

(d)                                 The Borrower hereby indemnifies and holds harmless the Administrative Agent and each Lender, on an after-Taxes basis, for the full amount of Taxes and Other Taxes, including Non-Withheld Part XIII Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) the Administrative Agent or such Lender, as applicable, and for all expenses, resulting from or relating to the Borrower’s failure to:

(i)            remit to the Administrative Agent or such Lender the documentation referred to in Section 8.6(a)(v);

(ii)           pay any Taxes or Other Taxes when due to the relevant Official Body (including, without limitation, any Taxes imposed by any Official Body on amounts payable under this Section 8.6)); or

(iii)          pay to the Administrative Agent or applicable Lender any Non-Withheld Part XIII Taxes in accordance with Section 8.6(b),

whether or not such Taxes were correctly or legally assessed. The Administrative Agent or any Lender who pays any Taxes or Other Taxes (other than Non-Withheld Part XIII Taxes), and the Administrative Agent or any Lender who pays any Non-Withheld Part XIII Taxes in excess of the amount (if any) paid by the Borrower on account thereof under Section 8.6(b), shall promptly notify the Borrower of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the Borrower under this Section 8.6. Payment pursuant to this indemnification shall be made within 30 days from the date the Administrative Agent or the relevant Lender, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such Taxes or Other Taxes and the calculation thereof, which calculation shall be prima facie evidence of such amount.

(e)                                  If the Borrower determines in good faith that a reasonable basis exists for contesting any Taxes for which a payment has been made under this Section 8.6, the relevant Lender or the Administrative Agent, as applicable, shall, if so requested by the Borrower, cooperate with the Borrower in challenging such Taxes at the Borrower’s expense.

(f)                                    If any Lender or the Administrative Agent, as applicable, receives a refund of, or credit for, Taxes for which a payment has been made by the Borrower under this Section 8.6, which refund or credit in the good faith judgment of such Lender or the Administrative Agent, as the case may be, is attributable to the Taxes giving rise to such payment made by the Borrower, then the Lender or the Administrative Agent, as the case may be, shall reimburse the Borrower for such amount (if any, but not exceeding the amount of any payment made under this Section 8.6 that gives rise to such refund or credit), net of out-of-pocket expenses of such Lender or the Administrative Agent, as the case may be, which the Administrative Agent or such Lender, as the case may be, determines in its absolute discretion will leave it, after such reimbursement, in no better or worse position than it would have been in if such Taxes had not been exigible. The Borrower, upon the request of the Administrative Agent or any Lender, agrees to repay the Administrative Agent or such Lender, as the case may be, any portion of any such refund or credit paid over to the Borrower that the Administrative Agent or such Lender, as the case may be, is required to pay to the relevant Official Body and agrees to pay any interest, penalties or other charges paid by such Lender or the Administrative Agent, as the case may be, as a result of or related to such payment to such Official Body. Neither the Administrative Agent nor any Lender shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund or credit. None of the Lenders nor the Administrative Agent shall be obliged to disclose any information regarding its tax affairs or computations to the Borrower or any other Person in connection with this Section 8.6(f) or any other provision of this Section 8.6.

(g)                                 The Borrower also hereby indemnifies and holds harmless the Administrative Agent and each Lender, on an after-Taxes basis, for any additional taxes on net income that the Administrative Agent or such Lender may be obliged to pay as a result of the receipt of amounts under this Section 8.6.

(h)                                 Any Lender that is entitled to an exemption from or reduction of withholding tax or Non-Withheld Part XIII Taxes under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to Payments shall, at the request of the Borrower, deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by applicable law (if any) as will permit such payments to be made without withholding or at a reduced rate of withholding or a reduced rate of Non-Withheld Part XIII Taxes. In addition, (i) any Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law (if any) or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (ii) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Tax Act or any successor provision thereto in respect of Payments shall within five Business Days thereof notify the Borrower and the Administrative Agent in writing. Notwithstanding the foregoing, no Lender shall be required to deliver any documentation pursuant to this Section 8.6(h) that such Lender is not legally able to deliver.

(i)                                    Additional amounts payable under Section 8.6(a) and Non-Withheld Part XIII Taxes payable under Section 8.6(b) have the same character as the Payments to which they relate. For greater certainty, for example, additional amounts payable under Section 8.6(a) or Non-Withheld Part XIII Taxes payable under Section 8.6(b), in respect of interest payable under a Finance Document, shall be payments of interest under such Finance Document. All payments made under this Section 8.6 shall be subject to the provisions of this Section 8.6.

(j)                                     The Borrower’s obligations under this Section 8.6 shall survive without limitation the termination of the Finance Facilities and this agreement and all other Finance Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder.

ARTICLE 9
REPAYMENTS AND PREPAYMENTS

9.1                                                                               Repayment of RT Facility

The Borrower shall repay to the Lenders in full the outstanding credit granted to the Borrower under the RT Facility on the Maturity Date together with all accrued and unpaid interest thereon and all accrued and unpaid fees with respect thereto. As concerns any Letter issued for the account of the Borrower which, on the Maturity Date, has an expiry date later than the Maturity Date, the Borrower shall pay to the Issuing Lender, on the Maturity Date, the then contingent liability of the Issuing Lender thereunder (to be held solely for the purpose of satisfying any draw under such Letter and to be held subject to Section 13.2). Following such payment by the Borrower to the Issuing Lender, the Borrower shall have no further liability to the Lenders with respect to any such Letter.

9.2                                                                               Repayments of NRT Facility

The Borrower shall repay to the Lenders in full the outstanding credit under the NRT Facility in nineteen consecutive instalments, such instalments being due and payable as set forth below:

Date of Receipt	Amount of Receipt
March 31, 2008	5.26316% of Initial NRT Amount
June 30, 2008	5.26316% of Initial NRT Amount
September 30, 2008	5.26316% of Initial NRT Amount
December 31, 2008	5.26316% of Initial NRT Amount
March 31, 2009	5.26316% of Initial NRT Amount
June 30, 2009	5.26316% of Initial NRT Amount
September 30, 2009	5.26316% of Initial NRT Amount
December 31, 2009	5.26316% of Initial NRT Amount
March 31, 2010	5.26316% of Initial NRT Amount
June 30, 2010	5.26316% of Initial NRT Amount
September 30, 2010	5.26316% of Initial NRT Amount
December 31, 2010	5.26316% of Initial NRT Amount
March 31, 2011	5.26316% of Initial NRT Amount
June 30, 2011	5.26316% of Initial NRT Amount
September 30, 2011	5.26316% of Initial NRT Amount
December 31, 2011	5.26316% of Initial NRT Amount

Date of Receipt	Amount of Receipt
March 31, 2012	5.26316% of Initial NRT Amount
June 30, 2012	5.26316% of Initial NRT Amount
Maturity Date	Balance of Initial NRT Amount

On the Maturity Date, the Borrower shall also pay to the Lenders the balance of the Initial NRT Amount remaining outstanding together with all accrued and unpaid interest on the NRT Facility and all accrued and unpaid fees with respect thereto.

9.3                                                                               Voluntary Prepayments under a Credit Facility

Subject to Section 9.5, the Borrower shall be entitled to prepay all or any portion of the outstanding Loans under a particular Credit Facility at any time, without penalty, provided that Section 8.4 shall be complied with in connection with any such prepayment. Amounts which are prepaid as aforesaid in respect of the RT Facility may be reborrowed. Amounts which are prepaid as aforesaid in respect of the NRT Facility shall be applied to the scheduled instalments of the NRT Facility set forth in Section 9.2 in inverse order of maturity and may not be reborrowed.

9.4                                                                               Mandatory Prepayments

On each occasion that a Prepayment Trigger Event occurs, the Borrower shall give written notice thereof to the Administrative Agent and shall, within two Banking Days after the occurrence of such Prepayment Trigger Event, prepay outstanding credit granted to the Borrower under the Credit Facilities in an amount equal to the relevant Net Cash Proceeds provided that Section 8.4 shall be complied with in connection with any such prepayment. Amounts which are prepaid as aforesaid shall be applied (x) firstly in respect of the NRT Facility to the scheduled instalments of the NRT Facility set forth in Section 9.2 in inverse order of maturity and may not be reborrowed and (y) secondly in respect of the RT Facility and may not be reborrowed.

9.5                                                                               Prepayment Notice

The Borrower shall give five Banking Days written notice to the Administrative Agent of each voluntary prepayment pursuant to Section 9.3. Such notice (a “Prepayment Notice”) shall be irrevocable, shall be given in accordance with Section 3.12 and shall specify:

(a)                                  the Credit Facility under which the prepayment is to be made;

(b)                                 the date on which the prepayment is to take place; and

(c)                                  the type and principal amount of the Loan or the portion thereof which is to be prepaid.

9.6                                                                               Reimbursement or Conversion on Presentation of Letters

(a)                                  On presentation of a Letter and payment thereunder by the Issuing Lender, the Borrower shall forthwith pay to the Administrative Agent for the account of the Issuing Lender, and thereby reimburse the Issuing Lender for, all amounts paid by the Issuing Lender pursuant to such Letter; failing such payment, the Borrower shall be deemed to have effected a conversion of such Letter into a Base Rate Canada Loan (with respect to a Letter denominated in a currency other than Canadian dollars) or a Prime Rate Loan (with respect to a Canadian dollar denominated Letter) to the extent of the payment of the Issuing Lender thereunder.

(b)                                 If the Issuing Lender makes payment under any Letter and the Borrower does not fully reimburse the Issuing Lender on or before the date of payment, then Section 9.6(a) shall apply to deem a Base Rate Canada Loan or a Prime Rate Loan, as the case may be, to be outstanding to the Borrower under the RT Facility in the manner therein set out. Each Lender shall, on request by the Issuing Lender, immediately pay to the Issuing Lender an amount equal to such Lender’s Pro Rata Share of the amount paid by the Issuing Lender such that each Lender is participating in the deemed Base Rate Canada Loan or a Prime Rate Loan, as the case may be, in accordance with its Pro Rata Share.

(c)                                  Each Lender shall immediately on demand indemnify the Issuing Lender to the extent of such Lender’s Pro Rata Share of any amount paid or liability incurred by the Issuing Lender under each Letter issued by it to the extent that the Borrower does not fully reimburse the Issuing Lender therefor.

9.7                                                                               Letters Subject to an Order

Subject to Section 13.2, the Borrower shall pay to the Issuing Lender an amount equal to the maximum amount available to be drawn under any unexpired Letter which becomes the subject of any Order, such payment to be due forthwith upon demand.

9.8                                                                               Currency of Repayment

All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

9.9                                                                               Repayment of Credit Excess

In the event that there is a Credit Excess with respect to a particular Credit Facility at any time, the Borrower shall repay to the Lenders on demand the amount of such Credit Excess.

ARTICLE 10
REPRESENTATIONS AND WARRANTIES

10.1                                                                        Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this agreement and to induce the Lenders to extend credit hereunder, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent, as of the date of this agreement, as of the date of each extension of credit hereunder and as of the last day of each Fiscal Quarter, as follows and acknowledges and confirms that the Lenders and the Administrative Agent are relying upon such representations and warranties in entering into this agreement and in extending credit hereunder:

(a)                                  Status and Power of Obligors

Each Obligor is a corporation duly incorporated and organized and validly subsisting in good standing under the laws of its jurisdiction of incorporation. Each Obligor is duly qualified, registered or licensed in all jurisdictions where the failure to do so would reasonably be expected to have a Material Adverse Effect. Each Obligor has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties, to carry on its business as now conducted. Each Obligor has all requisite corporate capacity to enter into, and carry out the transactions contemplated by, the Finance Documents to which is a party.

(b)                                 Authorization and Enforcement

All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Obligor of the Finance Documents to which it is a party. Each Obligor has duly executed and delivered the Finance Documents to which it is a party. The Finance Documents to which each Obligor and each Individual Shareholder is a party are legal, valid and binding obligations of such Obligor or Individual Shareholder, as the case may be, enforceable against such Person in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally, (ii) the fact that the courts may deny the granting or enforcement of equitable remedies and (iii) the fact that, pursuant to the Currency Act (Canada), no court in Canada may make an order expressed in any currency other than lawful money of Canada.

(c)                                  Compliance with Other Instruments

The execution, delivery and performance by each Obligor of the Finance Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any breach or violation of, or constitute a default under, the terms, conditions or provisions of the charter or constating documents or by laws of, or any shareholder agreement or declaration relating to, such Obligor or of any law, regulation, judgment, decree or order binding on or applicable to such Obligor or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which such Obligor is a party or is otherwise bound or by which such Obligor benefits or to which its property is subject and do not require the consent or approval of any Official Body or any other party.

(d)                                 Financial Statements

The consolidated financial statements of the Borrower for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with generally accepted accounting principles and no Material Adverse Change has occurred in the condition, financial or otherwise, of the Borrower since the date of such financial statements. The consolidated balance sheet of the aforesaid financial statement presents a fair statement of the financial condition and assets and liability of the Borrower as at the date thereof and the consolidated statements of operations, retained earnings and cashflows contained in the aforesaid consolidated financial statements fairly presents the results of the operations of the Borrower throughout the period covered thereby. Except to the extent reflected or reserved against in the aforesaid balance sheet (including the notes thereto) and except as incurred in the ordinary and usual course of the business of the Borrower, the Borrower does not have any outstanding indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature customarily reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with generally accepted accounting principles.

(e)                                  Litigation

There are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Obligor) pending or threatened in writing against or affecting any Obligor before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(f)                                    Title to Assets

Each Obligor has good title to all of its property, assets and undertaking, free from any Lien other than the Permitted Liens.

(g)                                 Conduct of Business

No Obligor is in violation of any agreement, mortgage, franchise, licence, judgment, decree, order, statute, statutory trust, rule or regulation relating in any way to itself or to the operation of its business or to its property or assets (including, without limitation, Environmental Laws) and which could reasonably be expected to have a Material Adverse Effect. Each Obligor holds all licenses, certificates of approval, approvals, registrations, permits and consents which are required to operate its businesses where they are currently being operated except where the failure to have such licenses, certificates of approval, approvals, registrations, permits and consents could not reasonably be expected to have a Material Adverse Effect.

(h)                                Outstanding Defaults

No event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a default under or in respect of any material agreement, undertaking or instrument to which any Obligor is a party or to which its respective property or assets may be subject, and which could reasonably be expected to have a Material Adverse Effect.

(i)                                    Solvency Proceedings

No Subject Entity has:

(i)            admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

(ii)           in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

(iii)          made an assignment for the benefit of its creditors;

(iv)          consented to the appointment of a receiver of the whole or any substantial part of its assets;

(v)           filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy laws or any other applicable law or statute of Canada, the United States or other applicable jurisdiction or any subdivision thereof; or

(vi)          been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of any Subject Entity with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.

(j)            Tax Returns and Taxes

Each Obligor has filed all material Tax returns and Tax reports required by law to have been filed by it and has paid all Taxes thereby shown to be owing, except any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books.

(k)                                  Expropriation

There is no present or threatened (in writing) expropriation of the property or assets of any Obligor, which expropriation could reasonably be expected to have a Material Adverse Effect.

(l)                                     Environmental Compliance.

(i)                                    All facilities and property (including underlying groundwater) owned, leased, used or operated by any Company have been, and continue to be, owned or leased in compliance with all Environmental Laws where any such non-compliance could reasonably be expected to have a Material Adverse Effect;

(ii)                                  There are no pending or threatened (in writing)

(A)                             claims, complaints, notices or requests for information received by any Company with respect to any alleged violation of any Environmental Law which, if proved, could reasonably be expected to have a Material Adverse Effect;

(B)                               complaints, notices or inquiries to any Company regarding potential liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect;

(iii)                               There have been no Releases of any Hazardous Materials or any escape, seepage, leakage, spillage, discharge, emission or release of any Contaminants, Pollutants or Waste at, on, under or from any property now or previously owned, operated, used or leased by any Company that, singly or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect;

(iv)                              Each Company has been issued and is in compliance with all permits, certificates, approvals, licenses and other authorizations under any Environmental Laws to carry on its business except where any such non-issuance or non-compliance could not reasonably be expected to have a Material Adverse Effect; and

(v)                                 No conditions exist at, on or under any property now or previously owned, operated, used or leased by any Company which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect.

(m)                               Partnerships and Joint Ventures

No Company is, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture or syndicate where the liability of the relevant

Company arising from such partnership, joint venture or syndicate could reasonably be expected to have a Material Adverse Effect.

(n)                                 Corporate Structure

As at the Effective Date and after completion of the Transaction and thereafter, except for the Subsidiaries of Meridian (only for the period ending 30 days after the Effective Date) and except as such information may change as a result of a transaction permitted hereby and reported to the Administrative Agent in accordance with Section
11.1(a)(iii), the chart attached hereto as Schedule G accurately sets out the corporate structure of the Borrower and all of its Subsidiaries (other than Excluded Subsidiaries) and evidences (i) intercorporate Share ownership and (ii) ownership of the Material Projects. The Borrower shall, within 30 days, of the Effective Date, deliver to the Administrative Agent an updated Schedule G reflecting, inter alia, the Subsidiaries of Meridian, which updated Schedule G shall, upon receipt by the Administrative Agent, replace the form of Schedule G attached hereto.

(o)                                 Assets Insured

The property and assets of each Obligor are insured with insurers, in amounts, for risks and otherwise which are reasonable in relation to such property and assets (subject to the amount of such deductibles as are reasonable and normal in the circumstances) against loss or damage, and there has been no default or failure by the party or parties insured under the provisions of such policies of insurance maintained which would prevent the recovery by such Obligor insured thereunder of the full amount of any material insured loss.

(p)                                 Consents, Approvals, etc.

No consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions or other documents or instruments are required to be entered into by any Person (i) to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents, (ii) to ensure the perfection and the intended priority of such Security or (iii) to implement the Transaction or the transactions contemplated by the Finance Documents or Transaction Documents (other than, as concerns Section 10.1(p)(i) and (iii), consents and approvals, that have already been obtained and copies of which have been provided to the Administrative Agent).

(q)                                 Capital of Pledged Subsidiaries

As at the Effective Date and after completion of the Transaction and thereafter, except as such information may change as a result of transactions permitted hereby (which shall be reported to the Administrative Agent pursuant to Section 11.1(i)) Schedule J sets out (X) the issued capital of each Pledged Subsidiary, all of which issued Shares have been issued and are outstanding as fully paid and non-assessable and (Y) the owner of record of all such issued Shares. There are no outstanding warrants, options or other agreements which require or may require the issuance of any Shares of any Pledged Subsidiary or the issuance of any debt or securities convertible into Shares of any Pledged Subsidiary, there are no outstanding debt or securities convertible into Shares of any Pledged Subsidiary and there are no Shares of any Pledged Subsidiary allotted for issuance.

(r)                                    French Form of Corporate Name

Except as reported or to be reported to the Administrative Agent in accordance with Section 11.1(i), there is no French form of the corporate name of the any Borrower.

(s)                                  Principal Places of Business; Jurisdictions of Incorporation

Except as reported or to be reported to the Administrative Agent in accordance with Section 11.1(j), the location of the Borrower (for the purposes of the Personal Property Security Act (Ontario)) is Ontario.

(t)                                    Intellectual Property

Each Obligor owns or is licensed or otherwise has the right to use all Intellectual Property that is used in the operation of its business without conflict with the rights of any other Person (other than any Intellectual Property the absence of which or any such conflict with respect to which would not have a Material Adverse Effect). No Obligor has received any notice of any claim of infringement or similar claim or proceeding relating to any of the Intellectual Property which if determined against such Obligor could reasonably be expected to have a Material Adverse Effect and, to the best knowledge of the Borrower, no present or former employee of any Obligor and no other Person owns or claims to own or has or claims to have any interest, direct or indirect, in whole or in part, in any of the Intellectual Property of such Obligor that could reasonably be expected to have a Material Adverse Effect.

(u)                                 Employment and Labour Agreements

A true and complete copy of each collective bargaining agreement or other labour agreement covering any employees of any Obligor which the Administrative Agent has requested has been furnished to the Administrative Agent. Each Obligor is in compliance with the terms and conditions of all such collective bargaining agreements and other labour agreements except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

(v)                                 Transaction Documents

Each Transaction Document to which an Obligor is a party is in full force and effect and is a legal, valid and binding obligation of each of the parties thereto,

enforceable by such Obligor against each of such parties in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance and other similar laws of general application limiting the enforcement of creditors’ rights generally and the fact that the courts may deny the granting or enforcement of equitable remedies.

(w)                              No Omissions

None of the representations and statements of fact set forth in this Section 10.1 omits to state any material fact necessary to make any such representation or statement of fact not misleading in any material respect.

10.2                                                                         Survival of Representations and Warranties

All of the representations and warranties of the Borrower contained in Section 10.1 shall survive the execution and delivery of this agreement until all credit outstanding hereunder has been repaid in full and the Credit Facilities have been terminated, notwithstanding any investigation made at any time by or on behalf of any Finance Party.

ARTICLE 11
COVENANTS

11.1                                                                         Affirmative Covenants

The Borrower hereby covenants and agrees with the Administrative Agent and the Lenders that, until all credit outstanding hereunder has been repaid in full and each Credit Facility has been terminated, and unless waived in writing in accordance with Section 14.14:

(a)                                  Financial Reporting

The Borrower shall furnish the Administrative Agent with the following statements and reports (with sufficient copies for all of the Lenders) (the filing of any of the following documents on SEDAR shall satisfy the delivery obligation in relation to such documents so filed when the Borrower has provided written notice of such filing to the Administrative Agent):

(i)                                     within 120 days after the end of each Fiscal Year, copies of the audited consolidated financial statements of the Borrower for such Fiscal Year and the auditors’ report thereon in form and substance satisfactory to the Administrative Agent;

(ii)                                  within 60 days after the end of each Fiscal Quarter, copies of the unaudited consolidated financial statements of the Borrower in form and substance satisfactory to the Administrative Agent;

(iii)                               concurrent with the deliveries of financial statements pursuant to either of clauses (i) and (ii) above, a duly executed and completed compliance certificate, in the form attached as Schedule B hereto and signed by a senior financial officer of the Borrower;

(iv)                              within 120 days of the close of each Fiscal Year, statements in reasonable detail of the metal reserves and resources defined in accordance with Canadian National Instrument 43-101 owned by the Companies; and

(v)                                 such other statements, reports and information as the Administrative Agent on the instructions of the Majority Lenders may reasonably request from time to time.

(b)                                 Copies of Public Filings

The Borrower shall, upon request, furnish the Administrative Agent with copies of all documents which are publicly filed by any Obligor with the Ontario Securities Commission or with any similar Official Body in any other jurisdiction in compliance with applicable securities legislation which are not available on SEDAR.

(c)                                  Use of Proceeds

The Borrower shall apply all of the proceeds of the RT Facility to partially finance the Transaction and otherwise towards general corporate purposes of the Borrower. The Borrower shall apply all of the proceeds of the NRT Facility to partially finance the Transaction.

(d)                                 Insurance

The Borrower shall, and shall cause each other Obligor to, insure and keep insured, with insurers, for risks, in amounts in a manner consistent with industry practice and otherwise upon terms satisfactory to the Administrative Agent acting reasonably, all of the Obligors’ assets, property and undertaking.

(e)                                  Access to Senior Financial Officers

Upon the request of the Administrative Agent at reasonable intervals, the Borrower shall, and shall cause each other Obligor to, make available its senior financial officers to answer questions concerning such Obligor’s business and affairs.

(f)                                    Reimbursement of Expenses

The Borrower shall (i) reimburse each of the Administrative Agent and Lead Arrangers, on demand, for all reasonable out-of-pocket costs, charges and expenses incurred by or on behalf of any of the Administrative Agent or the Lead Arrangers (including, without limitation, the reasonable fees, disbursements and other charges of one primary counsel and any local or special counsel to the Administrative Agent as well as of any environmental, insurance or other consultants retained by the Administrative Agent, acting reasonably) in connection with the negotiation, preparation, execution, delivery, syndication, administration and interpretation of the Finance Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments and waivers hereto (whether or not consummated or entered into), the charges of Intralinks and any lien search fees and (ii) reimburse the Administrative Agent and the Lenders, on demand, for all reasonable out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Finance Documents.

(g)                                 Notice of Expropriation or Condemnation

The Borrower shall promptly notify the Administrative Agent of the commencement or the written threat of any expropriation or condemnation of any of the material assets, property or undertaking of any Obligor or of the institution of any proceedings related thereto.

(h)                                 Inspection of Assets and Operations

As and when reasonably requested at any time that no Default has occurred and is continuing, and immediately after prior written notice at any time that a Default has occurred and is continuing, the Borrower shall, and shall cause each other Obligor to, permit representatives of the Administrative Agent from time to time and representatives of the Lenders to inspect the assets, property or undertaking of any Obligor and for that purpose to enter on any property which is owned and controlled by any Obligor and where any of the assets, property or undertaking of the Obligors may be situated during reasonable business hours.

(i)                                     Change of Name, Office or Other Information

The Borrower shall notify the Administrative Agent in writing (i) promptly of any change in (A) the corporate name of any Obligor; (B) the location of the Borrower for purposes of the Personal Property Security Act (Ontario), or (C) the jurisdiction of incorporation of any Obligor; and (ii) not less than 10 Banking Days prior to the closing thereof, of any transaction permitted hereby which will result in any change in the information set out in the representations made in Section 10.1.

(j)                                     Corporate Existence

Except as contemplated by any Permitted Corporate Reorganization, the Borrower shall, and shall cause each other Subject Entity to, maintain its corporate existence in good standing. The Borrower shall, and shall cause each other Obligor to, qualify and remain duly qualified to carry on business and own property in each jurisdiction where the failure to do so could reasonably be expected to result in a Material Adverse Effect.

(k)                                  Conduct of Business

The Borrower shall, and shall cause each Obligor to, conduct its business in such a manner so as to comply with all laws and regulations (including, without limitation, Environmental Laws), so as to observe and perform all its obligations under leases, licences and agreements necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom where such non-compliance, non-observance or non-performance could reasonably be expected to have a Material Adverse Effect. The Borrower shall, and shall cause each Obligor to, perform all obligations incidental to any trust imposed upon it by statute where the failure to do so could reasonably be expected to have a Material Adverse Effect. The Borrower shall, and shall cause each Obligor to, obtain and maintain all licenses, permits, government approvals, franchises, authorizations and other rights necessary for the operation of its business where failure to do so could reasonably be expected to have a Material Adverse Effect.

(l)                                     Taxes

The Borrower shall pay, and shall cause each Obligor to pay, all material Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except when and so long as the validity of any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles while forfeiture of any part of its property or assets may result from the failure to so pay during the period of any such contest.

(m)                               Notice of Litigation

The Borrower shall promptly notify the Administrative Agent of any actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Obligor) commenced or threatened in writing against or affecting any Obligor before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(n)                                 Environmental Matters

The Borrower shall, and shall cause each other Company to, as soon as practicable and in any event within 30 days, notify the Administrative Agent and provide copies upon receipt of all written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws, which claims, complaints, notices or inquiries relate to matters which could reasonably be expected to have a Material Adverse Effect, and shall proceed diligently to resolve any such claims, complaints, notices or inquiries relating to compliance with Environmental Laws and provide such information and certifications which the Administrative Agent may reasonably request from time to time to evidence compliance with this Section 11.1(n).

(o)                                 Tangible Net Worth

The Borrower shall, at all times, cause the Tangible Net Worth to be greater than or equal to U.S.$2,300,000,000 (the “Minimum TNW”) as adjusted in accordance with this section. In the event that an amount (the “Valuation Amount”) (i) previously accounted for as mineral properties is accounted for as goodwill as a result of any third party valuation, the Minimum TNW shall be reduced by 70% of the Valuation Amount; and (ii) previously accounted for as goodwill is accounted for as mineral properties as a result of any third party valuation, the Minimum TNW shall be increased by 70% of the Valuation Amount.

(p)                                 Net Total Debt to Tangible Net Worth Ratio

The Borrower shall, for each Fiscal Quarter, cause the Net Total Debt to Tangible Net Worth Ratio to be less than or equal to 0.75:1.

(q)                                 Leverage Ratio

The Borrower shall, for each Fiscal Quarter, cause the Leverage Ratio to be less than or equal to 3.00:1.

(r)                                    Intercompany Indebtedness

The Borrower shall cause all Indebtedness owing by any Obligor to another Company to be subordinated and postponed, pursuant to the Postponement and Subordination Undertaking, to the Secured Obligations of such Obligor for so long as a Default has occurred and is continuing. The Borrower shall cause any other Company, prior to the incurrence of any such Indebtedness, to execute and deliver to the Administrative Agent the Postponement and Subordination Undertaking or an instrument of adhesion thereto.

(s)                                  Books and Records

The Borrower shall, and shall cause each other Obligor to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by generally accepted accounting principles and permit representatives of the Administrative Agent to inspect such books of account, records and documents and to make copies therefrom during reasonable business hours.

(t)                                    Notice of Default or Event of Default

Upon the occurrence of either a Default or an Event of Default of which the Borrower is aware, the Borrower shall promptly deliver to the Administrative Agent a notice specifying the nature and date of occurrence of such Default or Event of Default, the Borrower’ assessment of the duration and effect thereof and the action which the Borrower propose to take with respect thereto.

(u)                                 Additional Guarantors

On or before completion of the Northern Orion Transition Period or the Meridian Wholly-Owned Transition Period, as applicable:

(i)                                     the Borrower shall cause each relevant Acquired Subsidiary to duly execute and deliver to the Administrative Agent a Guarantee;

(i)                                     the Borrower shall forthwith deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:

(A)                              a duly certified copy of the articles of incorporation and by-laws or comparable documents of each such Acquired Subsidiary;

(B)                                a certificate of status or good standing for each such Acquired Subsidiary issued by the appropriate governmental body or agency of the jurisdiction in which such Acquired Subsidiary is incorporated (other than with respect to any Acquired Subsidiary whose jurisdiction of incorporation does not customarily offer such certificates);

(C)                                a duly certified copy of the resolution of the board of directors of each such Acquired Subsidiary authorizing it to execute, deliver and perform its obligations under each Finance Document to which such Acquired Subsidiary is a signatory and, in the case of El Peñón Opco and Alumbrera Opco, a duly certified copy of the resolution of the board of directors (if required under the constating documents or by-laws of such Acquired Subsidiary) of such Acquired Subsidiary authorizing the pledge of all of its issued and outstanding shares to the Administrative Agent and any subsequent disposition thereof by the Administrative Agent in realizing on the security therein constituted by the relevant Security Documents;

(D)                               a certificate of an officer of each such Acquired Subsidiary, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Finance Documents to which such Acquired Subsidiary is a signatory (other than with respect to any Acquired

Subsidiary with respect to the Finance Documents to which it is a signatory are all executed before a notary public);

(E)                                 if applicable, share certificates representing all of the issued and outstanding Shares of El Peñón Opco and Alumbrera Opco, in each case duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney;

(F)                                 an opinion of each such Acquired Subsidiary’s counsel addressed to the Lenders, the Administrative Agent and its counsel, relating to the status and capacity of such Acquired Subsidiary, the due authorization, execution and delivery and the validity and enforceability of the Finance Documents to which such Acquired Subsidiary is a party in the jurisdiction of incorporation of such Acquired Subsidiary and in the Province of Ontario and such other matters as the Administrative Agent may reasonably request; and

(G)                                an opinion of the Administrative Agent’s counsel with respect to such matters as may be reasonably required by the Administrative Agent in connection with each such Acquired Subsidiary (including, without limitation, the legality, validity and binding nature of the obligations of such Acquired Subsidiary under, and the enforceability against such Acquired Subsidiary of, the Finance Documents which are governed by the laws of the Province of Ontario);

(ii)                                  the Borrower shall forthwith cause such additional Security Documents or amendments to existing Security Documents to be executed and delivered to permit the pledge of the Shares of El Peñón Opco and Alumbrera Opco;

(iii)                               the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and

(iv)                              all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, acting reasonably, are desirable or required to make effective the Security created or intended to be created pursuant to Section 11.1(u)(iii) and to ensure the perfection and the intended first-ranking priority of such Security;

The Finance Parties hereby acknowledge and agree that concurrent with completion of all of the deliveries contemplated in this Section 11.1(u), the Security granted by the Borrower over the Shares of Northern Orion Amalco and Meridian shall be released and reconveyed to the Borrower.

(v)                                 Letter of Undertaking. The Borrower shall, and shall cause the other Obligors to, comply with the undertakings in the Letter of Undertaking.

(w)                               Approved Hedging Policy. The Borrower shall forthwith provide to the Administrative Agent a copy of any amendment to the Approved Hedging Policy.

(x)                                   Existing Risk Management Agreements. On or before January 15, 2008, the Borrower shall deliver to the Administrative Agreement (i) a certified copy of each Existing Risk Management Agreement entered into by Meridian and Northern Orion and (ii) an inventory of all Risk Management Obligations of Meridian and Northern Orion Amalco under the Existing Risk Management Agreement setting forth the monetary value and maturity dates of all such Risk Management Obligations as of the Effective Date.

11.2                                                                         Restrictive Covenants

The Borrower hereby covenants and agrees with the Administrative Agent and the Lenders that, until all credit outstanding hereunder has been repaid in full and each Credit Facility has been terminated, and unless waived in writing in accordance with Section 14.14:

(a)                                  Liens

The Borrower shall not, and shall not permit or suffer any other Subject Entity, or any other Company that is owed any Indebtedness by any Obligor to, enter into or grant, create, assume or suffer to exist any Lien affecting, subject to the following sentence, any of their respective properties, assets or undertaking, whether now owned or hereafter acquired, save and except only for the Permitted Liens. The Borrower shall not, and shall not suffer or permit any other Company to, enter into or grant, create, assume or suffer to exist any Lien in respect of any of the Secured Assets or any of the Shares of any Non-Obligor Subject Entity (in each case other than Liens that arise in the ordinary course of business by operation of law).

(b)                                 Corporate Existence

Except for Permitted Reorganizations and any Second Step Transactions, the Borrower shall not, and shall not permit or suffer any other Obligor to, take part in any Corporate Reorganization or Capital Reorganization.

(c)                                  Change in Business

The Borrower shall not, and shall not suffer or permit any other Obligor to, engage in any business other than the exploration, development, mining and related activities in connection with the mining of gold, silver or copper and activities incidental thereto.

(d)                                 Disposition of Assets

The Borrower shall not, and shall not suffer or permit any other Obligor to, at any time, sell, transfer, lease or otherwise dispose of any of, or grant options, warrants or other rights with respect to, any of its assets (including Investments and accounts receivable) to any Person, unless:

(i)                                     such disposition is of output from any mining project owned by such Obligor and is made in the ordinary course of business;

(ii)                                  such disposition is of obsolete assets which are no longer used or required by the relevant Obligor or of assets which are to be replaced;

(iii)                               the net book value of all assets disposed of by the Obligors (excluding, however, assets disposed of pursuant to clause (a) or (b)) in the same Fiscal Year does not exceed U.S.$5,000,000 (or the equivalent thereof in any other currency) in the aggregate and fair value in cash or other assets is received therefor; or

(iv)                              such sale, transfer, lease or disposal is of an Excluded Property or, except where such sale, transfer, lease or disposal would reasonably be expected to have a Material Adverse Effect, is made to another Obligor.

Notwithstanding any other provision hereof, the Borrower shall not, and shall not suffer or permit the other Companies to, sell, transfer or otherwise dispose (by way of Sale Leaseback or otherwise) of directly or indirectly any Shares in any Subject Entity (including, without limitation, the Secured Assets) other than pursuant to a Permitted Reorganization. Notwithstanding the foregoing, the Borrower may sell, or cause to be sold, for cash any Shares in any Subject Entities (and any related intercompany Indebtedness) or any assets comprising any Material Projects not otherwise permitted hereby if such sale is on an arm’s length basis and contemporaneous with the completion of such sale the Borrower shall comply with Section 9.4 and the RT Facility and the NRT Facility, as applicable, are permanently reduced pursuant to Section 2.3 and the Borrower, upon completion of such sale would not, on a pro forma basis, be in breach of any of the financial covenants under Sections 11.1 (p), (q) and (r) as at the date of such sale and provided, following such sale, no Indebtedness to any Company shall be owed by any Subject Entity whose Shares are so sold.

(e)                                  Distributions

The Borrower shall not make any Distribution if (x) a Default has occurred and is continuing at the time of making any such Distribution and (y) a Default would arise immediately after the making of any such Distribution.

(f)                                    Indebtedness

The Borrower shall not, and shall not suffer or permit any other Subject Entity to create, incur, assume or suffer to exist any Indebtedness other than Permitted Indebtedness.

(g)                                 Certain Indebtedness of Companies

Subject to the following sentence, the Borrower shall not, and shall not suffer or permit any other Company to create, incur, assume or suffer to exist or otherwise become or be liable in respect of any Risk Management Obligations other than Risk Management Obligations incurred by any Company pursuant to any Permitted Risk Management Agreement. On and after the Effective Date, the Borrower shall not suffer or permit Northern Orion Amalco or Meridian to incur any new or additional Risk Management Obligations under the Existing Risk Management Agreements to which either is a party.

(h)                                 Acquisitions

The Borrower shall not, and shall not suffer or permit any other Company to make any Acquisitions other than Permitted Acquisitions.

(i)                                     Amendments

The Borrower shall not, and shall not suffer or permit any of the other Obligors to, amend their articles of incorporation, other than to effect a transaction permitted hereunder or for changes that are to be reported to the Administrative Agent pursuant hereto, provided that the Borrower is not in default of such reporting obligation. The Borrower shall not, and shall not suffer or permit any other Obligor to, enter into any material amendment or modification of, or grant any material waiver or consent under, the Transaction Documents, the MAA Shareholders Agreement or the MEB Shareholders Agreement.

The Borrower shall forthwith provide to the Administrative Agent a copy of any amendment, modification, waiver or consent to (i) the MAA Shareholders Agreement, (ii) the MEB Shareholders Agreement or (iii) the Transaction Documents permitted hereby (the filing of any of the foregoing documents on SEDAR shall satisfy the delivery obligation in relation to such documents so filed when the Borrower has provided written notice of such filing to the Administrative Agent).

(j)                                     Sale Leasebacks

The Borrower shall not, and shall not suffer or permit any of the other Obligors to, enter into any Sale Leasebacks with any Person that is not an Obligor.

(k)                                  Investments

The Borrower shall not, and shall not permit any other Obligor to, make any Investments in any Person, except:

(i)                                     extensions of trade credit and asset purchases in the ordinary course of business;

(ii)                                  Investments in any Company; and

(iii)                               additional Investments in a business of the nature referred to in Section 11.2(c) made at a time when no Default has occurred and is continuing or would arise as a result of such Investment.

(l)                                     Transactions with Affiliates

The Borrower shall not, and shall not suffer or permit any other Obligor to, enter into any transaction including, without limitation, any management or consulting agreement with any of its Affiliates which could reasonably be expected to have a Material Adverse Effect.

(m)                               Meridian Wholly-Owned Transition Period

Subject always to Section 12.2(l), the Borrower shall not suffer or permit any of Meridian or any Meridian Acquired Subsidiary to incur any additional Indebtedness at any time during the Meridian Wholly-Owned Transition Period unless, immediately after the incurrence of such Indebtedness, the financial covenants in Section 11.1(p), (q) and (r) would be in compliance, on a pro forma basis reflecting such incurrence of Indebtedness.

11.3                                                                         Performance of Covenants by Administrative Agent

The Administrative Agent may, on the instructions of the Majority Lenders and upon notice by the Administrative Agent to the Borrower, perform any covenant of the Borrower under this agreement which the Borrower fails to perform or cause to be performed and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of the Borrower and no such performance by the Administrative Agent shall require the Administrative Agent to further perform the Borrower’s covenants or shall operate as a derogation of the rights and remedies of the Administrative Agent and the Lenders under this agreement or as a waiver of such covenant by the Administrative Agent. Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrower to the Administrative Agent on behalf of the Lenders on demand.

ARTICLE 12
CONDITIONS PRECEDENT TO OBTAINING CREDIT

12.1                                                                        Conditions Precedent to All Credit

The obligation of the Lenders to extend credit hereunder is subject to fulfilment of the following conditions precedent on the date such credit is extended:

(a)                                  the Borrower shall have complied with the requirements of Article 4, 5 or 6, as the case may be, in respect of the relevant credit;

(b)                                 no Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;

(c)                                  the representations and warranties of the Borrower contained in Section 10.1 shall be true and correct in all respects on the date such credit is extended as if such representations and warranties were made on such date; and

(d)                                 neither Credit Facility has been terminated pursuant to Section 2.4.

12.2                                                                         Conditions Precedent to Initial Extension of Credit

The obligations of the Lenders to extend credit by way of the initial drawdown under the Credit Facilities is subject to the fulfilment of the following conditions precedent at the time, or immediately following, such extension of credit:

(a)                                  the conditions precedent set forth in Section 12.1 have been fulfilled;

(b)                                 each Obligor has executed and delivered to the Administrative Agent the Guarantees and the Security Documents to which it is a party;

(c)                                  each relevant Subsidiary has executed and delivered to the Administrative Agent the Postponement and Subordination Undertaking in form and substance satisfactory to the Administrative Agent;

(d)                                 the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent:

(i)                                     a duly certified copy of the articles of incorporation and by-laws or comparable documents of each Obligor;

(ii)                                  a certificate of status or good standing for each Obligor issued by the appropriate governmental body or agency of the jurisdiction in which such Obligor is incorporated (other than with respect to any Obligor whose jurisdiction of incorporation does not customarily offer such certificates);

(iii)                               a duly certified copy of the resolution of the board of directors and, where applicable, of the shareholders of each Obligor authorizing it to execute,

deliver and perform its obligations under the Finance Documents to which such Obligor is a signatory and, in the case of each Obligor which is a Pledged Subsidiary, a duly certified copy of the resolution of the board of directors (if required under the constating documents or by-laws of such Obligor) of such Obligor which is a Pledged Subsidiary authorizing the pledge of all of its issued and outstanding shares to the Administrative Agent and any subsequent disposition thereof by the Administrative Agent in realizing on the security therein constituted by the relevant Security Documents;

(iv)                              a certificate of an officer of each Obligor, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Finance Documents to which such Obligor is a signatory (other than with respect to any Subsidiary with respect to the Finance Documents to which it is a signatory are all executed before a notary public);

(v)                                 a certificate of a senior officer of the Borrower, in such capacity, certifying that, to the best of its knowledge after due inquiry, no Default has occurred and is continuing or would arise immediately upon the initial extension of credit under the Credit Facilities;

(vi)                              if applicable, share certificates representing all of the issued and outstanding shares of the Pledged Subsidiaries, in each case duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney or, where applicable, notices to the relevant share accountholder where the shares are in uncertificated form;

(vii)                           an opinion of counsel to each Obligor, addressed to the Lenders, the Administrative Agent and its counsel, relating to the status and capacity of such Obligor, the due authorization, execution and delivery and the validity and enforceability of the Finance Documents to which such Obligor is a party in the jurisdiction of incorporation of such Obligor and in the Province of Ontario and such other matters as the Lenders may reasonably request; and

(viii)                        an opinion of the Administrative Agent’s counsel with respect to such matters as may be reasonably required by the Lenders in connection with the transactions hereunder (including, without limitation, the legality, validity and binding nature obligations of each Obligor under, and the enforceability against each such Obligor of, the Finance Documents which are governed by the laws of the Province of Ontario);

(ix)                                a certified copy of (i) the MAA Shareholders Agreement, (ii) the MEB Shareholders Agreement and (ii) each Transaction Document (or confirmation that all true and complete copies each Transaction Document have been filed on SEDAR); and

(x)                                   a certificate of the Borrower certifying that the Transaction has been completed substantially in accordance with the terms and conditions of the Transaction Documents.

(e)                                  there shall exist no pending or threatened litigation, proceedings or investigations which (x) contest the consummation of the Credit Facilities or any part thereof or (y) could reasonably be expected to have a Material Adverse Effect;

(f)                                    all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, acting reasonably, are desirable or required to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents and to ensure the perfection and the intended first-ranking priority of such security or/and arrangements satisfactory to the Lead Arrangers with respect to the foregoing have been made;

(g)                                 the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws (including, without limitation, all securities laws, requirements and policies) have been complied with in respect of all agreements and transactions referred to herein;

(h)                                 the Lead Arrangers shall be satisfied with all terms and conditions of the offering memoranda or other offering documents issued by the Borrower in connection with the Transaction, including but not limited to the aggregate amount of the consideration to be paid in cash for the Transaction;

(i)                                     the Lead Arrangers shall have completed, to their satisfaction in their sole and absolute discretion, a full legal due diligence review (which, for certainty, shall not include technical due diligence related to the Material Projects) into all matters relating to the Transaction;

(j)                                     there shall not have occurred a Material Adverse Change since June 30, 2007;

(k)                                  the Transaction shall have been completed substantially in compliance with the Transaction Documents;

(l)                                     Meridian’s US$300,000,000 credit facility shall have been repaid and terminated together with all security and guarantees granted in connection therewith provided, however, that if such repayment and termination is not possible at the time of first drawdown under the Credit Facility and provided further that the Borrower acquires at least 66 2/3% of the Shares of Meridian on the completion of the Transaction, the Borrower shall covenant to not utilize such facility and to terminate such documentation prior to the earlier of (x) the date which is 120 days after the Effective Date and (y) the expiration of the Meridian Wholly-Owned Transition Period;

(m)                               all current account documentation required by the Administrative Agent has been executed and delivered by the Borrower; and

(n)                                 the Borrower shall have paid to the Administrative Agent and the Lenders all fees and expenses required to be paid on or before the initial extension of credit under the Credit Facilities; and

(o)                                 the Existing Credit Facility and all security and guarantee documentation contemplated therein shall have been terminated and all collateral security granted in connection therewith shall have been reconveyed.

12.3                                                                           Waiver

The terms and conditions of Sections 12.1 and 12.2 are inserted for the sole benefit of the Administrative Agent and the Lenders, and the Lenders may waive them in accordance with Section 14.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, without prejudicing their right to assert the terms and conditions of Section 12.1 in whole or in part in respect of any other extension of credit.

ARTICLE 13
DEFAULT AND REMEDIES

13.1                                                                           Events of Default

Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 14.14:

(a)                                  the breach by the Borrower of the provisions of any of Section 9.1, 9.2 or 9.4;

(b)                                 the failure of any Obligor to pay any amount due under the Finance Documents (other than amounts due pursuant to any of Section 9.1, 9.2 or 9.4) within two Banking Days after the Administrative Agent has given the Borrower notice of such failure;

(c)                                  the commencement by any Company (other than the Excluded Subsidiaries) or by any other Person of proceedings for the dissolution, liquidation or winding up of such Company or for the suspension of operations of such Company (other than such proceedings that are part of a Permitted Corporate Reorganization or commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement);

(d)                                 if any Company (other than the Excluded Subsidiaries) ceases or threatens to cease to carry on its business (other than as part of a Permitted Corporate Reorganization) or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian;

(e)                                  if any representation or warranty made by any Obligor in this agreement or in any other document, agreement or instrument delivered pursuant hereto or referred to herein or any material information furnished in writing to the Administrative Agent by any Obligor proves to have been incorrect when made or furnished and continues to be incorrect for thirty days after the Administrative Agent has given the Borrower notice thereof;

(f)                                    if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Subject Entity in connection with any judgment against it in an amount of at least U.S.$25,000,000 and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within thirty days after its entry, commencement or levy;

(g)                                 the breach or failure of due observance or performance by the Borrower of Section 11.1(o), (p) or (q), any provision of Section 11.2 or 15.7;

(h)                                 the breach or failure of due observance or performance by any Obligor of any covenant or provision of any Finance Document (other than those previously referred to in this Section 13.1) or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein to which the Administrative Agent or any of the Lenders is a party and such breach or failure continues for 25 Banking Days after the Administrative Agent has given the Borrower notice of such breach or failure;

(i)                                     if one or more encumbrancers, liens or landlords take possession of any part of the property of any Subject Entity or attempt to enforce their security or other remedies against such property (other than at the expiry of the relevant lease) and their claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least U.S.$25,000,000;

(j)                                     if any Indebtedness of any Obligor in an amount of at least U.S.$25,000,000 is not paid when due and payable (whether on demand, maturity, acceleration or otherwise);

(k)                                  a default shall occur in the performance or observance of any obligation or conditions with respect to any Indebtedness (other than Indebtedness hereunder) of any Obligor if the effect of such default would reasonably be expected to have a Material Adverse Effect;

(l)                                     the occurrence of a Change of Control of the Borrower without the prior written consent of the Majority Lenders;

(m)                               any Finance Document shall terminate (other than in accordance with its terms) or cease in whole or in any material part to be the legal, valid, binding and enforceable obligation of any Obligor party thereto (other than pursuant to a Permitted Corporate Reorganization) and such Finance Document has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to such Finance Document, assuming such Finance Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within 30 days of such termination or cessation, provided, however, that such grace period shall only be provided if such Obligor actively co-operates with the Administrative Agent to so replace such Finance Document;

(n)                                 the Postponement and Subordination Undertaking shall terminate (other than in accordance with its terms) or ceases in whole or in any material part to be the legal, valid, binding and enforceable obligations of any party thereto and the Postponement and Subordination Undertaking has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to the Postponement and Subordination Undertaking, assuming the Postponement and Subordination Undertaking had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within 30 days of such termination or cessation, provided, however, that such grace period shall only be provided if the Obligors actively co operates with the Administrative Agent to so replace the Postponement and Subordination Undertaking;

(o)                                 any Company shall, contest in any manner the effectiveness, validity, binding nature or enforceability of any Finance Document;

(p)                                 any Lien securing any Secured Obligation shall, in whole or in part, cease to be a perfected Lien which, subject to any Permitted Liens, ranks first in priority and in a case where such an event occurs through no fault of any Obligor, the Borrower is in default of its obligations under Section 15.7; or

(q)                                 a Material Adverse Change occurs;

the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrower, terminate the Credit Facilities (provided, however, that the Credit Facilities shall automatically terminate, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above) and the Administrative Agent

(with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrower, declare all indebtedness of the Borrower to the Lenders pursuant to this agreement (including the (i) face amount of all Bankers’ Acceptances issued and outstanding hereunder and (ii) the then contingent liability of the Issuing Lender under all Letters) to be immediately due and payable whereupon all such indebtedness shall immediately become and be due and payable and the Security shall become immediately enforceable without further demand or other notice of any kind, all of which are expressly waived by the Borrower (provided, however, that all such indebtedness of the Borrower to the Lenders shall automatically become due and payable and the Security shall become immediately enforceable, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above). Upon the payment by the Borrower to the Lenders of the face amount of all Bankers’ Acceptances issued and outstanding hereunder, the Borrower shall have no further liability to the Lenders with respect to such Bankers’ Acceptances. Upon the payment by the Borrower to the Issuing Lender of the then contingent liability under all outstanding Letters, the Borrower shall have no further liability to the Issuing Lender with respect to such Letters.

13.2                                                                           Refund of Overpayments

With respect to each Letter for which the Issuing Lender has been paid all of its contingent liability pursuant to Section 9.1, 9.7 or 13.1 and provided that all amounts due by the Borrower to the Issuing Lender under Section 9.1, 9.7 or 13.1 have been paid, the Issuing Lender agrees to pay to the Borrower, upon the later of:

(a)                                  if the Letter is subject to an Order, the date on which any final and non-appealable order, judgment or other determination has been rendered or issued either permanently enjoining the Issuing Lender from paying under such Letter or terminating any outstanding Order; and

(b)                                 the earlier of:

(i)                                     the date on which either the original counterpart of such Letter is returned to the Issuing Lender for cancellation or the Issuing Lender is released by the beneficiary thereof from any further obligations in respect of such Letter;

(ii)                                  the expiry of such Letter; and

(iii)                               (where the contingent liability under such Letter is less than the face amount thereof), all amounts possibly payable under such Letter have been paid;

an amount equal to any excess of the amount received by the Issuing Lender hereunder in respect of its contingent liability under such Letter over the total of amounts applied to reimburse the Issuing Lender for amounts paid by it under or in connection with such Letter (the Issuing Lender having the right to so appropriate such funds).

13.3                                                                           Remedies Cumulative

The Borrower expressly agree that the rights and remedies of the Finance Parties under this agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by any Finance Party of any right or remedy for a default or breach of any term, covenant or condition in this agreement does not waive, alter, affect or prejudice any other right or remedy to which such Finance Party may be lawfully entitled for the same default or breach. Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 14.14 of the strict observance, performance or compliance with any term, covenant or condition of this agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement is not a waiver of the entire term, covenant or condition or any subsequent default. No failure or delay by any Finance Party in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

13.4                                                                           Set Off

In addition to any rights now or hereafter granted under applicable law, and not by way of limitation of any such rights, each Finance Party is authorized, at any time that an Event of Default and has occurred and is continuing without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by such Finance Party to or for the credit of or the account of the Borrower against and on account of the obligations and liabilities of the Borrower which are due and payable to such Finance Party under the Finance Documents.

ARTICLE 14
THE ADMINISTRATIVE AGENT

14.1                                                                           Appointment and Authorization of Administrative Agent

Each Lender hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Finance Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under the Finance Documents as are delegated to the Administrative Agent by such Lender by the terms hereof, together with such powers as are reasonably incidental thereto. Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any of the Lenders for any action taken or omitted to be taken by it or them thereunder or in connection therewith, except for its own gross negligence or wilful misconduct and each Lender hereby acknowledges that the Administrative Agent is entering into the provisions of this Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

14.2                                                                        Interest Holders

The Administrative Agent may treat each Lender set forth in Schedule A hereto or the Person designated in the last notice delivered to it under Section 15.5 as the holder of all of the interests of such Lender under the Finance Documents.

14.3                                                                        Consultation with Counsel

The Administrative Agent may consult with legal counsel selected by it as counsel for the Administrative Agent and the Lenders and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

14.4                                                                        Documents

The Administrative Agent shall not be under any duty to the Lenders to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Finance Documents or any instrument, document or communication furnished pursuant to or in connection with the Finance Documents and the Administrative Agent shall, as regards the Lenders, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

14.5                                                                        Administrative Agent as Lender

With respect to those portions of the Credit Facilities made available by it, the Administrative Agent shall have the same rights and powers under the Finance Documents as any other Lender and may exercise the same as though it were not the Administrative Agent. The Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower and its Affiliates and Persons doing business with the Borrower and/or any of its Affiliates as if it were not the Administrative Agent and without any obligation to account to the Lenders therefor.

14.6                                                                        Responsibility of Administrative Agent

The duties and obligations of the Administrative Agent to the Lenders under the Finance Documents are only those expressly set forth herein. The Administrative Agent shall not have any duty to the Lenders to investigate whether a Default or an Event of Default has occurred. The Administrative Agent shall, as regards the Lenders, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Administrative Agent has actual knowledge or has been notified by the Borrower of such fact or has been notified by a Lender that such Lender considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

14.7                                                                        Action by Administrative Agent

The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Lenders by and under this agreement; provided, however, that the Administrative Agent shall not exercise any rights under Section 13.1 or under the Guarantees or the Security Documents or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders. Furthermore, any rights of the Administrative Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Administrative Agent upon the request or instructions of the Majority Lenders. The Administrative Agent shall incur no liability to the Lenders under or in respect of any of the Finance Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any of the Finance Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Lenders. In respect of any notice by or action taken by the Administrative Agent hereunder, the Borrower shall at no time be obliged to enquire as to the right or authority of the Administrative Agent to so notify or act.

14.8                                                                        Notice of Events of Default

In the event that the Administrative Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this agreement and under the other Finance Documents as the Majority Lenders shall request in writing and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request. If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Administrative Agent to take such action or to assert such rights under any of the Finance Documents in respect of such Default or Event of Default, the Administrative Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 13.1 of this agreement or under the other Finance Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Lenders except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to such instructions unless required by law to do so.

14.9                                                                        Responsibility Disclaimed

The Administrative Agent shall be under no liability or responsibility whatsoever as agent hereunder:

(a)                                  to any Obligor or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Lender or Lenders of any of its or their obligations under any of the Finance Documents;

(b)                                 to any Lender or Lenders as a consequence of any failure or delay in performance by, or any breach by, any Obligor of any of its obligations under any of the Finance Documents; or

(c)                                  to any Lender or Lenders for any statements, representations or warranties in any of the Finance Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Finance Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Finance Documents or any other document contemplated hereby or thereby.

14.10                                                                 Indemnification

The Lenders agree to indemnify the Administrative Agent (to the extent not reimbursed by the Borrower) in their respective Pro Rata Shares from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any of the Finance Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under any of the Finance Documents or any document contemplated hereby or thereby, except that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Administrative Agent.

14.11                                                                 Credit Decision

Each Lender represents and warrants to the Administrative Agent that:

(a)                                  in making its decision to enter into this agreement and to make its Pro Rata Share of each Credit Facility available to the Borrower, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Subject Entities and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

(b)                                 so long as any portion of either Credit Facility is being utilized by the Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Subject Entities.

14.12                                                                 Successor Administrative Agent

Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may, with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Borrower and the Lenders. Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrower (which consent shall not be required (x) if the successor Administrative Agent is an Affiliate or Subsidiary of the Administrative Agent on the date hereof or (y) for so long as a Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment. If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Administrative Agent may, on behalf of the Lenders and with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), appoint a successor Administrative Agent which shall be a bank organized under the laws of Canada which has combined capital and reserves in excess of Cdn.$250,000,000 and has an office in Toronto. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Administrative Agent (in its capacity as Administrative Agent but not in its capacity as a Lender) and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (in its capacity as Administrative Agent but not in its capacity as a Lender). After any retiring Administrative Agent’s resignation hereunder as the Administrative Agent, provisions of this Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

14.13                                                                 Delegation by Administrative Agent

The Administrative Agent shall have the right to delegate any of its duties or obligations hereunder as Administrative Agent to any Affiliate of the Administrative Agent so long as the Administrative Agent shall not thereby be relieved of such duties or obligations.

14.14                                                                 Waivers and Amendments

(a)                                  Subject to Sections 14.14(b)-(d) any term, covenant or condition of any of the Finance Documents may only be amended with the prior consent of the Borrower and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

(b)                                 Notwithstanding Section 14.14(a), without the prior written consent of each Lender, no such amendment or waiver shall directly:

(i)                                     increase the amount of either Credit Facility or the amount of the Individual Commitment of any Lender with respect to either Credit Facility;

(ii)                                 extend the Maturity Date;

(iii)                              extend the time for the payment of interest on Loans, forgive any portion of principal thereof, reduce the stated rate of interest thereon or amend the requirement of pro rata application of all amounts received by the Administrative Agent in respect of either Credit Facility;

(iv)                             change the percentage of the Lenders’ requirement to constitute the Majority Lenders or otherwise amend the definition of Majority Lenders;

(v)                                reduce the stated amount or postpone the date for payment of any fees or other amount to be paid pursuant to Article 7 or Article 8 of this agreement;

(vi)                             permit any subordination of any of the Secured Obligations;

(vii)                          other than pursuant to Section 14.25, release or discharge any of the Security Documents or the Guarantees, in whole or in part; or

(viii)                       alter the terms of this Section 14.14.

(c)                                  The Borrower may at any time, by written request to the Administrative Agent (each, a “Unanimous Lender Request”), request an amendment or waiver that requires the prior written consent of each Lender pursuant to Section 14.14(b). A copy of the Unanimous Lender Request shall be provided by the Administrative Agent to each of the Lenders in accordance with Section 14.18. Each Lender may in its sole discretion and provided there is any Default outstanding hereunder, by written notice to the Administrative Agent (the “Unanimous Lender Response Notice”), within 15 days of the Administrative Agent’s receipt of the Unanimous Lender Request (the “Unanimous Lender Response Period”), approve or decline the Unanimous Lender Request. If any Lender does not provide a Unanimous Lender Response Notice within the Unanimous Lender Response Period, such Lender shall be deemed to have declined the Unanimous Lender Request. If Lenders with Individual Commitments that in the aggregate are greater than 30% of the aggregate Individual Commitments of all Lenders do not approve the Unanimous Lender Request, the Administrative Agent shall notify the Borrower and the Lenders that the Unanimous Lender Request has been declined;

(d)                                 if Lenders with Individual Commitments that in the aggregate are equal to or greater than 70% but less than 100% of the aggregate Individual Commitments of all Lenders approve the Unanimous Lender Request within the Unanimous Lender Response Period (the “Approving Lenders”), the following shall apply:

(i)                                    On or before the second Business Day after the Unanimous Lender Response Period, the Agent shall give written notice (the “Acquisition Request Notice”) to the Borrower and each Lender identifying the Approving Lenders and Lender or Lenders that have declined or are deemed to have declined the Unanimous Lender Request (the “Declining Lenders”) and their respective Individual Commitments.

(ii)                                 Any Approving Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Credit Documents (all of such rights and obligations being herein called the “Available Amount”) by giving written notice to the Administrative Agent (an “Acquisition Notice”) of the portion of the Available Amount which it is prepared to acquire (the “Desired Acquisition Amount”). Such Acquisition Notice shall be given within 10 days following the giving of the Acquisition Request Notice (such deadline being herein called the “Acquisition Deadline”). If only one Approving Lender gives an Acquisition Notice to the Administrative Agent or if more than one Approving Lender gives an Acquisition Notice to the Administrative Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Approving Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Credit Documents. If more than one Approving Lender gives an Acquisition Notice to the Administrative Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Approving Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Finance Documents, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Approving Lender. On or before the second Banking Day following the Acquisition Deadline, the Administrative Agent shall give to the Borrower and each Lender a written notice identifying the Available Amount of each Declining Lender and the portion thereof to be acquired by each Approving Lender. Each of such acquisitions shall be completed on the date which is fifteen days following the giving of the Acquisition Notice in accordance with the procedures set out in Section 15.6(c). If the Available Amount is not completely acquired by the Approving Lenders, the Borrower may locate other Persons (“Substitute Lenders”) who qualify as Lenders, are satisfactory to the Administrative Agent, acting reasonably, and who acquire all or a portion of the balance of the rights and obligations of the Declining Lenders under the Finance Documents on the date which is fifteen days following the giving of the Acquisition Notice in accordance with the procedures set out in Section 15.6(c). Any outstanding credit extended by the Declining Lenders to the Borrower under the Credit Facilities which is not so acquired by Approving Lenders or Substitute Lenders shall be repaid and the Individual Commitments of the Declining Lenders not so acquired shall be cancelled on the date which is fifteen days following the giving of the Acquisition Notice and the amount of the Credit Facilities shall thereupon be reduced by the aggregate of the Individual Commitments so cancelled. The Borrower shall comply with Section 8.4 in connection with any such prepayment. As concerns any Bankers’ Acceptances or BA Rate Loans that otherwise would be subject to prepayment pursuant to this Section 14.14(d), the Borrower shall forthwith pay to the Administrative Agent an amount equal to the aggregate of the aggregate face amount of such Bankers’ Acceptances and the aggregate principal amount of such BA Rate Loans, such amount to be held by the Administrative Agent against any amount owing by the Borrower to such Declining Lenders in respect of such Bankers’ Acceptances and BA Rate

Loans. Any such amount paid to the Administrative Agent shall be held on deposit by the Administrative Agent until the maturity date of such Bankers’ Acceptances or BA Rate Loans, at which time it shall be applied against the indebtedness of the Borrower to such Declining Lenders thereunder. While on deposit with the Administrative Agent, such amount shall bear interest at the rate applicable to short term deposits. As concerns any Letter that otherwise would be subject to prepayment pursuant to this Section 14.14(d), the Borrower shall forthwith pay to the Issuing Lender an amount equal to the aggregate contingent liability of the relevant Declining Lenders under such Letter, such amount to be held by the Issuing Lender subject to Section 13.2.

(e)                                  No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Administrative Agent, the Issuing Lender or the Overdraft Lender shall be effective without the prior written consent of the Administrative Agent, the Issuing Lender or the Overdraft Lender, as the case may be.

14.15                                                                 Determination by Administrative Agent Conclusive and Binding

Any determination to be made by the Administrative Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this agreement shall be made by the Administrative Agent in good faith and, if so made, shall be binding on all parties, absent manifest error.

14.16                                                                 Adjustments among Lenders after Acceleration

(a)                                  The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facilities, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facilities immediately prior to such acceleration, cancellation or termination.

(b)                                 The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facilities, the amount of any repayment made by the Borrower under this agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Lenders under the Finance Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the respective Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facilities immediately prior to such acceleration, cancellation or termination.

(c)                                  For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 14.16(a) and (b), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise) on account of any monies owing or payable by the Borrower to it under the Finance Documents in excess of its pro rata share of payments on account of monies owing by the Borrower to all the Finance Parties thereunder.

(d)                                 The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 14.16.

14.17                                                                 Redistribution of Payment

If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of either Credit Facility (having regard to the respective Individual Commitments of the Lenders), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

14.18                                                                 Distribution of Notices

Except as otherwise expressly provided herein, promptly after receipt by the Administrative Agent of any notice or other document which is delivered to the Administrative Agent hereunder on behalf of the Lenders, the Administrative Agent shall provide a copy of such notice or other document to each of the Lenders.

14.19                                                                 Decision to Enforce Security

The Security shall become enforceable as provided in Article 13. Upon the Security becoming enforceable as aforesaid, the Administrative Agent shall promptly so notify each of the Lenders. Any Lender may thereafter provide the Administrative Agent with a written request to enforce the Security. Forthwith after the receipt of such a request, the Administrative Agent shall seek the instructions of the Majority Lenders as to whether the Security should be enforced and the manner in which the Security should be enforced. In seeking such instructions, the Administrative Agent shall submit a specific proposal to the Lenders. The Administrative

Agent shall promptly notify the Lenders of all instructions and approvals of the Majority Lenders.

14.20                                                                 Enforcement

The Administrative Agent reserves the sole right to enforce, or otherwise deal with, the Security and to deal with the Obligors in connection therewith; provided, however, that the Administrative Agent shall so enforce, or otherwise deal with, the Security as the Majority Lenders shall instruct.

14.21                                                                 Application of Cash Proceeds of Realization

(a)                                  All Proceeds of Realization not in the form of cash shall be forthwith delivered to the Administrative Agent and disposed of, or realized upon, by the Administrative Agent in such manner as the Majority Lenders may approve so as to produce Cash Proceeds of Realization.

(b)                                 Subject to the claims, if any, of secured creditors of the Obligors whose security ranks in priority to the Security, all Cash Proceeds of Realization shall be applied and distributed, and the claims of the Lenders shall be deemed to have the relative priorities which would result in the Cash Proceeds of Realization being applied and distributed, as follows:

(i)                                    firstly, to the payment of all reasonable costs and expenses incurred by or on behalf of the Administrative Agent (including, without limitation, all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the Security Documents or the Guarantees and in payment of all of the remuneration of any Receiver and all costs and expenses properly incurred by such Receiver (including, without limitation, all legal fees and disbursements) in the exercise of all or any powers granted to it under the Security Documents;

(ii)                                 secondly, in payment of all amounts of money borrowed or advanced by the Administrative Agent or such Receiver pursuant to the Security Documents and any interest thereon;

(iii)                              thirdly, to the payment or prepayment of the Secured Obligations (including holding as cash collateral to be applied against Secured Obligations which have not then matured) to the Lenders in accordance with their Pro Rata Share; and

(iv)                              the balance, if any, to the Borrower or otherwise in accordance with applicable law.

14.22                                                                 Security Documents

As continuing collateral security for the Secured Obligations, the Borrower shall, and shall cause the Guarantors to, execute and deliver the Guarantees and the Security

Documents. The Guarantees and the Security Documents shall be entered into in favour of the Administrative Agent for the rateable benefit of the Finance Parties. The Administrative Agent declares that it shall hold the Security, the Secured Assets charged by the Security Documents and the rights granted to it under the Finance Documents for its own benefit and in its capacity as agent for the rateable benefit of each Finance Party.

14.23                                                                 Survival

The provisions of this Article 14 and all other provisions of this agreement which are necessary to give effect to each of the provisions of this Article 14 shall survive repayment in full of all credit outstanding under the Credit Facilities and the termination of the commitments of the Lenders thereunder until such time as all Secured Obligations have been permanently repaid in full and all commitments of the Finance Parties thereunder have been terminated.

14.24                                                                 Entering into Contracts

Each Lender hereby irrevocably authorizes the Administrative Agent to enter into the Guarantees and Security Documents as agent for and on behalf of each such Lender and the Borrower hereby expressly acknowledges the authority of the Administrative Agent to so enter into the Guarantees and Security Documents.

14.25                                                                 Discharge of Security

(a)                                  To the extent a sale or other disposition of the Secured Assets is permitted in connection with any Permitted Corporate Reorganization, the Lenders hereby authorize the Administrative Agent, at the cost and expense of the Borrower, to execute such discharges and other instruments which are necessary for the purposes of releasing and discharging the security interest of the Finance Parties therein or for the purposes of recording the provisions or effect thereof in any office where the Security Documents may be registered or recorded or for the purpose of more fully and effectively carrying out the provisions of this Section 14.25.

(b)                                 The Lenders hereby authorize the Administrative Agent, upon the execution and delivery by the Borrower to the Administrative Agent of all Guarantees, Security Documents and related documents with respect to the Alumbrera Project, at the cost and expense of the Borrower, to execute a partial discharge and release with respect to the Borrower Pledge Agreement and to return the Northern Orion Amalco Shares to the Borrower.

(c)                                  The Lenders hereby authorize the Administrative Agent, upon the execution and delivery by the Borrower to the Administrative Agent of all Guarantees, Security Documents and related documents with respect to the El Peñón Mine , at the cost and expense of the Borrower, to execute discharge and release with respect to the Borrower Pledge Agreement and to return the Meridian Shares to the Borrower.

ARTICLE 15
MISCELLANEOUS

15.1                                                                        Notices

All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by telefacsimile, charges prepaid, at or to the applicable addresses or telefacsimile numbers, as the case may be, set out opposite the parties name on the signature page hereof or at or to such other address or addresses, telefacsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner. Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery. Any communication which is transmitted by telefacsimile as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.

15.2                                                                        Severability

Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

15.3                                                                        Counterparts

This agreement may be executed and delivered in one or more original or faxed signed counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

15.4                                                                        Successors and Assigns

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

15.5                                                                        Assignment

(a)                                  Neither the Finance Documents nor the benefit thereof may be assigned by the Borrower.

(b)                                 A Lender may at any time sell to one or more other Persons (“Participants”) participating interests in any credit outstanding hereunder, any commitment of the Lender hereunder or any other interest of the Lender hereunder. In the event of any such sale by a Lender of a participating interest to a Participant, the Lender’s obligations under this agreement to the Borrower shall remain unchanged, the Lender shall remain solely responsible for the performance thereof and the

Borrower shall continue to be obligated to the Lender in connection with the Lender’s rights under this agreement. The Borrower agrees that if amounts outstanding under this agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as the relevant Lender under this agreement. The Borrower also agrees that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder and for the purposes of Article 8 such Participant shall be deemed to be a Lender to the extent of such participation; provided, that, no Participant shall be entitled to receive any greater amount pursuant to such Article than the relevant Lender would have been entitled to receive in respect of the amount of the participation transferred by such Lender to such Participant had no such transfer occurred.

(c)                                  With the prior written consent of, (w) the Borrower (which consent shall not be required (i) if such sale is to one or more other Lenders or to an Affiliate of any Lender and such assignment would not impose on the Borrower at the time of the assignment any liability under Section 8.6 or (ii) in circumstances where an Event of Default has occurred and is continuing), (x) the Issuing Lender (y) the Overdraft Lender and (z) the Administrative Agent, a Lender may at any time sell all or any part of its rights and obligations under the Finance Documents to one or more Persons (“Purchasing Lenders”). No consent shall be required in the case of the sale by a Lender listed in Schedule II or Schedule III of the Bank Act (Canada) to its Affiliate that is listed in Schedule II or Schedule III to the Bank Act (Canada). Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Finance Documents and each of the Purchasing Lenders shall become a party to the Finance Documents to the extent of the interest so purchased. Any such assignment shall be for equal percentage interests of the assigning Lender’s Individual Commitments with respect to the Credit Facilities, shall be for Individual Commitments aggregating at least U.S.$10,000,000 and, following such assignment, the Lender shall either retain Individual Commitments aggregating at U.S.$10,000,000 or have assigned the entirety of its Individual Commitments. Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of U.S.$3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Finance Documents as a Lender and has agreed to specific Individual Commitments with respect to each Credit Facility and a specific address and telefacsimile number for the purpose of notices as provided in Section 15.1 and unless and until the requisite consents to such assignment have been obtained, unless and until a copy of a fully executed copy of such instrument has been delivered to each of the Administrative Agent, the Issuing Lender and the Borrower. Upon any such assignment becoming effective,

Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment with respect to each Credit Facility, address and telefacsimile number as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lender with respect to each Credit Facility.

(d)                                 The Borrower authorizes the Administrative Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning the Subject Entities which has been delivered to them by or on behalf of the Borrower pursuant to this agreement or which has been delivered to them by or on behalf of the Borrower in connection with their credit evaluation of the Subject Entities prior to becoming a party to this agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any Person other than its non brokerage affiliates, employees, accountants or legal counsel on a need-to-know basis, unless required by law.

15.6                                                                        Entire Agreement

This agreement and the agreements referred to herein and delivered pursuant hereto constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

15.7                                                                        Further Assurances

The Borrower shall, and shall cause the Guarantors to, from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Administrative Agent for more effectually implementing and carrying out the true intent and meaning of the Finance Documents or any agreement delivered pursuant hereto or thereto and such additional security, legal opinions, consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions and negotiable documents of title in connection with the Secured Assets, in form and substance satisfactory to the Administrative Agent, as the Administrative Agent may from time to time request, to ensure (i) that all Secured Assets are subject to a Lien in favour of the Administrative Agent and (ii) the intended first ranking priority of such Liens.

15.8                                                                        Judgment Currency

(a)                                  If, for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 15.8 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 15.8 referred to as the “Indebtedness

Currency”) under this agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i)                                    the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)                                 the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 15.8(a)(ii) being hereinafter in this Section 15.8 referred to as the “Judgment Conversion Date”).

(b)                                 If, in the case of any proceeding in the court of any jurisdiction referred to in Section 15.8(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)                                  Any amount due from the Borrower under the provisions of Section 15.8(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.

(d)                                 The term “rate of exchange” in this Section 15.8 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first written above.

Yamana Gold Inc.		YAMANA GOLD INC.
150 York Street
Suite 1102
Toronto, Ontario M5H 3S5		By:	/s/ Peter Marrone
Name: Peter Marrone
Attention:	Charles Main,		Title: Chairman and Chief Executive Officer
Chief Financial Officer
Telefax:	(416) 815-0021

		By:	/s/ Charles B. Main
Name: Charles B. Main
Title: Vice President and Chief Financial Officer

The Bank of Nova Scotia		THE BANK OF NOVA SCOTIA, as
Corporate Banking - Loan Syndications		Administrative Agent
40 King Street West
Scotia Plaza, 62nd Floor
Toronto, Ontario M5W 2X6		By:	/s/ Alastair Borthwick
Name: Alastair Borthwick
Attention:	Managing Director		Title: Director
Telefax:	(416) 866-3329

		By:	/s/ S. Lune
Name: S. Lune
Title: Associate Director

The Bank of Nova Scotia		THE BANK OF NOVA SCOTIA, as Lender
Corporate Banking – Global Mining
40 King Street West
Scotia Plaza, 62nd Floor		By:	/s/ David Konarek
Toronto, Ontario M5W 2X6			David Konarek
Managing Director
Attention:	Managing Director
Telefax:	(416) 866-2009
		By:	/s/ Michael Eddy
Michael Eddy
Director

ABN AMRO Bank N.V.		ABN AMRO BANK N.V.
Energy & Resources Group
79 Wellington Street West
Suite 1500
Toronto, Ontario M5K 1G8		By:	/s/ Michael Quinn
Michael Quinn
Attention:	Vice President		Vice President
Telefax:	(416) 367-7939

		By:	/s/ David Wingfelder
David Wingfelder
Managing Director

SCHEDULE A
LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitment
The Bank of Nova Scotia	NRT Facility: U.S.$200,000,000 RT Facility: U.S.$150,000,000

ABN AMRO Bank N.V.	NRT Facility: U.S.$200,000,000 RT Facility: U.S.$150,000,000

SCHEDULE B
COMPLIANCE CERTIFICATE

TO:         THE BANK OF NOVA SCOTIA

I,                                         , the [senior financial officer] of Yamana Gold Inc., hereby certify that:

1.                                                                                       I am the duly appointed <*> of Yamana Gold Inc., the Borrower named in the credit agreement made as of September 10, 2007 as amended (the “Credit Agreement”) between, Yamana Gold Inc., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of Yamana Gold Inc. pursuant to the Credit Agreement.

2.                                                                                       I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article, 10, Article 11 and Article 13 therein.

3.                                                                                       To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

As at or for the relevant period ending                                               , the amounts and financial ratios as contained in Sections 11.1(o), (p) and (q) of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:

		Actual Amount or Ratio	Required Amount or Ratio
(a)	Tangible Net Worth		U.S.$<*>
(b)	Net Total Debt to Tangible Net Worth Ratio		< 0.75:1
(c)	Leverage Ratio		< 3.00:1

4.                                                                                       (1)Attached hereto is a revised updated Schedule G of the Credit Agreement.

5.                                                                                       Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

(1)         Only required to extent necessary pursuant to Section 10.1(n) of the Credit Agreement.

6.                                                                                       As at the last day of the Fiscal Quarter ending <*>, <*>, the Permitted Jurisdictions are <*>, <*> and <*>.

DATED this                day of                           , 20        .

(Signature)

(Name - please print)

(Title of Senior Financial Officer)

CALCULATION WORKSHEET

Tangible Net Worth

Actual:

Equity as of financial statements dated [ ]	U.S.$
Less:
Goodwill, Other Intangible Assets and Accumulated Other Comprehensive Income	U.S.$( )
Tangible Net Worth	U.S.$ (A)

Minimum Required:

(2)Minimum TNW	US$<*>

Compliance [Yes]/[No]

Net Total Debt to Tangible Net Worth Rate

Indebtedness

Description	Amount

[itemize]

Aggregate Indebtedness	U.S.$	(B)

Non-Recourse Indebtedness	U.S.$	(C)

Total Debt	U.S.$	(D = B - C)

Cash Held by Non-Recourse
Indebtedness Companies	U.S.$	(E)

Net Total Debt	U.S.$	(F = D – E)

Tangible Net Worth	U.S.$	(G)

Net Total Debt to Tangible Net Worth	<*>:1

Minimum Requirement	0.75:1

(2)  Please indicate extent to which Minimum TNW (x) reduced or increased by any Valuation Amount or (y) reduced by any Meridian Minority Interest.

Leverage Ratio

Net Total Debt	U.S.$ (H)

Rolling EBITDA	U.S. $ (I)

Leverage Ratio (Actual)	(H:I)

Minimum Requirement 3:00:1

SCHEDULE C
FORM OF ASSIGNMENT

Dated                     , 20

Reference is made to the credit agreement made as of September 10, 2007 as amended (the “Credit Agreement”), between Yamana Gold Inc., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”). Terms defined in the Credit Agreement are used herein as therein defined.

                                   (the “Assignor”) and                                    (the “Assignee”) agree as follows:

(a)                                  The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a             % interest in and to all of the Assignor’s rights and obligations under the Credit Agreement as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment with respect to each Credit Facility as in effect on the Effective Date, the credit extended by the Assignor under each Credit Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Finance Documents).

(b)                                 The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment with respect to the RT Facility is U.S.$                       (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the RT Credit Facility is U.S.$                       (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that as of the date hereof its Individual Commitment with respect to the NRT Facility is U.S.$                     (without giving effect to the assignments thereof which have not yet become effective, including, but not limited to, the assignments contemplated hereby) and the aggregate outstanding amount of credit extended by it under the NRT Credit Facility is U.S.$                       (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (iii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iv) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Finance Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Finance Documents or any other instrument or document furnished pursuant thereto; (v) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any of the Obligors or the performance or observance by the Obligors of any of their obligations under the Finance Documents or any other instrument or document furnished pursuant thereto; and (vi) gives notice to the Administrative Agent, the Issuing Lender and the Borrower of the assignment to the Assignee hereunder.

(c)                                  The effective date of this Assignment (the “Effective Date”) shall be the later of                        and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Borrower, the Administrative Agent and the Issuing Lender in accordance with Section 15.5(c) of the Credit Agreement.

(d)                                 The Assignee hereby agrees to the specific Individual Commitment of U.S.$                       with respect to the RT Facility and of U.S.$                     with respect to the NRT Facility and to the address and telefacsimile number set out after its name on the signature page hereof for the purpose of notices as provided in Section 15.1 of the Credit Agreement.

(e)                                  As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Finance Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Finance Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Finance Documents.

(f)                                    The Assignor and Assignee shall make all appropriate adjustments in payments under the Finance Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR]

By:
Title:

[ASSIGNEE]

By:
Title:

Address

Attention:

Telefax:

Acknowledged and agreed to as of this                        day of                        , 20            .

THE BANK OF NOVA SCOTIA, as
Administrative Agent

By:
Name:
Title:

Acknowledged and agreed to as of this                    day of                           , 20          .

THE BANK OF NOVA SCOTIA, as Issuing
Lender

By:
Name:
Title:

Acknowledged and agreed to as of this                    day of                           , 20          .

THE BANK OF NOVA SCOTIA, as
Overdraft Lender

By:
Name:
Title:

SCHEDULE D
FORM OF DRAWDOWN NOTICE

TO:

The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services

3rd Floor, 720 King Street

Toronto, Ontario M5V 2T3

Att: Senior Manager

Facsimile: (416) 866-5991

With a copy to Corporate Banking - Loan Syndications

40 King Street West, 62nd Floor

Toronto, Ontario M5W 2X6

Att: Managing Director

Facsimile: (416) 866-3329

RE:

Credit Agreement made as of September 10, 2007 as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Yamana Gold Inc., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the [RT/NRT] Facility on [date of drawdown] as follows:

Availment Option:

Amount:

If LIBOR Loan, Interest Period:

If Bankers’ Acceptance, term:

If Letter, (a copy being attached hereto):

Type of Letter:

If issued on behalf of a Subsidiary as well as on behalf of the undersigned, the name of such Subsidiary:

Date of Issuance:

Named Beneficiary:

Maturity Date:

Amount:

Other Terms:

No Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

[You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown to and this shall be your good and sufficient authority for so doing.]

All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

DATED the              day of                               , 20      .

YAMANA GOLD INC.

By:
Name:
Title:

SCHEDULE E
FORM OF ROLLOVER NOTICE

TO:

The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services

3rd Floor, 720 King Street

Toronto, Ontario M5V 2T3

Att: Senior Manager

Facsimile: (416) 866-5991

With a copy to Corporate Banking - Loan Syndications

40 King Street West, 62nd Floor

Toronto, Ontario M5W 2X6

Att: Managing Director

Facsimile: (416) 866-3329

RE:

Credit Agreement made as of September 10, 2007 as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Yamana Gold Inc., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under the [RT/NRT] Facility on [date of rollover] as follows:

Bankers’ Acceptances

Maturity Date of Maturing Bankers’ Acceptances
Aggregate Face Amount of Maturing Bankers’ Acceptances	$
Portion Thereof to be Replaced	$
Term of New Bankers’ Acceptances

LIBOR Loans

Type of Maturing LIBOR Loan
Maturity Date of Maturing LIBOR Loan
Principal Amount of Maturing LIBOR Loan
Portion Thereof to be Replaced
Interest Period of New LIBOR Loan	months

No Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the                    day of                                 , 20        .

YAMANA GOLD INC.

By:
Name:
Title:

SCHEDULE F
FORM OF CONVERSION NOTICE

TO:

The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services

3rd Floor, 720 King Street

Toronto, Ontario M5V 2T3

Att: Senior Manager

Facsimile: (416) 866-5991

With a copy to Corporate Banking - Loan Syndications

40 King Street West, 62nd Floor

Toronto, Ontario M5W 2X6

Att: Managing Director

Facsimile: (416) 866-3329

RE:

Credit Agreement made as of September 10, 2007 as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Yamana Gold Inc., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a conversion of outstanding credit under the [RT/NRT] Facility on [date of conversion] as follows:

[Choose as appropriate]

Converting From Bankers’ Acceptances	Converting Into Bankers’ Acceptance

Maturity of Bankers’ Acceptances to be converted	Aggregate Face Amount $ of New Bankers’ Acceptances
Aggregate Face Amount $ of said Bankers’ Acceptances	Term of New days Bankers’ Acceptances
Portion Thereof $ to be converted
Prime Rate Loans	Prime Rate Loans
Principal Amount $ of Prime Rate Loan to be converted	Principal $ Amount of New Prime Rate Loan
Portion Thereof $ to be converted

Converting From	Converting Into

LIBOR Loans
Type of New LIBOR Loan
Principal Amount of New LIBOR Loan Interest months Period of New LIBOR Loan
LIBOR Loans Type of Maturing LIBOR Loan Maturity Date of Maturing LIBOR Loan Principal Amount of Maturing LIBOR Loan Portion Thereof to be converted
Base Rate Canada Loans	Base Rate Canada Loan Principal U.S.$
Principal Amount U.S.$ of Base Rate Canada Loan to be converted Portion Thereof U.S.$ to be converted	Amount of New Base Rate Canada Loan

No Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the                  day of                           , 20        .

YAMANA GOLD INC.

By:
Name:
Title:

SCHEDULE G
CORPORATE CHART

Nb. Excluded Subsidiaries not included

Brazilian
Subsidiaries
Chart 2
100%
Yamana Resources Brazil (BVI) Ltd.
100%
Yamana Desenvolvimento Mineral S.A. (Brazil)
100%
JQPAR Partipações Ltda (Brazil)
100%
PTAPAR Participações Ltda (Brazil)
100%
CRSPAR Participações Ltda (Brazil)
100%
Pararo Associates Inc. (BVI)
49%
Serra de Borda Mineração e Metalurgia S.A. (Brazil)
FTFPAR PARTICIPACOES Ltda. (Brazil)
51%
98.22% - JQPAR
1.6993% - YDM
0.0727% - CRSPAR
0.0040%- Directors
Mineração Maracá Industria e Comércio S.A (Brazil)
100%
Mineração Fazenda Brasileiro S.A.
100%
Mineração Jacarandá Ltda. (Brazil)
100%
SÃO FRANCISCO, SÃO VICENTE (Brazil)
100%
CHAPADA PROPERTIES
100%
FAZENDA NOVA/ LAVRINHA MINE
100%
FAZENDA BRASILEIRO MINE
100%
MARIA PRETA PROPERTY

f:\Organizational Charts/Brazilian Subsidiaries Chart 2 - NEW

- 4 -

Northern Orion Resources Inc.
Northern Orion Argentina Holdings SA 100% (Cayman Islands)
Northern Orion Projects Ltd. ("NNO Projects") 100% (British Columbia,)
Northern Orion Canada Pampas Ltd. ("NNO Canco") 100% (British Columbia)
RAA Holdings SA 100% (Cayman Islands)
Canada Pampas Ltd. ("Can Acqco") 50% (Canada)
Northern Orion Cayman Pampas Ltd. ("NNO Cayco") 100% (Cayman)
Copper Holdings International LLC 100% (Delaware)
Orion Del Sur S.A. 100% (Argentina)
Cayman Pampas Ltd. ("Cayman Acqco") 50% (Cayman)
Northern Orion Sweden AB 100% ("Sweden")
Minera Agua Rica LLC ("MAR") 100% (Delaware)
Musto Explorations (Bermuda) ("MEB") 50% (Bermuda)
Minera Agua Rica Succursal 100% (Argentina)
Minera Alumbrera Limited ("MAA") 50% (Antigua)

SCHEDULE H
REIMBURSEMENT INSTRUMENT

TO:	The Bank of Nova Scotia (the “Issuing Lender”)

RE:

Credit Agreement made as of September 10, 2007 as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Yamana Gold Inc., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

For good and valuable consideration, the undersigned hereby agrees to immediately reimburse the Issuing Lender the amount of each and any demand or other request for payment presented to and paid by the Issuing Lender in accordance with each Letter (as defined in the Credit Agreement) issued by the Issuing Lender on behalf of the undersigned (even if, under laws applicable to the rights of the beneficiary of such Letter, a demand or other request for payment is validly presented after expiry of such Letter).

DATED as of the                day of                                 ,             .

[NAME OF SUBSIDIARY]

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE I
APPLICABLE RATES

Level	Leverage Ratio	Acceptance fee rate, LIBOR Loan interest rate margin and Letter issuance fee rate	Prime Rate Canada and Base Rate Loan, interest rate margin	Standby Fee rate
I	< 0.5:1	0.950	Flat	0.200% per annum
II	> 0.5:1 to < 1.0:1	1.100	0.100% per annum	0.250% per annum
III	> 1.0:1 to < 1.5:1	1.250	0.250% per annum	0.300% per annum
IV	> 1.5:1 to < 2.0:1	1.350	0.350% per annum	0.350% per annum
V	> 2.0:1	1.500	0.500% per annum	0.400% per annum

SCHEDULE J
CAPITAL OF PLEDGED SUBSIDIARIES

Pledged Subsidiary	Issued Capital	Owner of Record
Chapada Opco	(a) 33,396 common shares of 66,600 preferred shares	(a) JQPAR

	(b) 100 common shares	(b) CRSPAR

	(c) 2,956 common shares	(c) YDM

	(d) one common share	(d) Antenor Firmino Silva Junior

	(e) one common share	(e) Charles Bruce Main

	(f) one common share	(f) Peter Marrone

	(g) one common share	(g) Juvenal Mesquita Filho

Sao Francisco	(a) 3,872 common shares and 3,872 preferred shares	(a) YDM
(b) FTFPAR
(b) 4,031 type A preferred shares and 4,031 type B preferred shares

Northern Orion Amalco	200 Common Shares	The Borrower
Northern Orion	N/A	Yamana Subco owns 100% of all issued and Shares in Northern Orion prior to the amalgamation of Northern Orion and Yamana Subco to form Northern Orion Amalco

SCHEDULE K
SECURITY DOCUMENTS

1.                                       Share pledge agreement to be entered into between CRSPAR, MMIC and the Administrative Agent;

2.                                       Share pledge agreement to be entered into between JQPAR, MMIC and the Administrative Agent;

3.                                       Share pledge agreement to be entered into between YDM, MMIC and the Administrative Agent;

4.                                       Share pledge agreement to be entered into between the Individual Shareholders, MMIC and the Administrative Agent;

5.                                       Share pledge agreement to be entered into between FTFPAR, SBMM and the Administrative Agent;

6.                                       Share pledge agreement to be entered into between YDM, SBMM and the Administrative Agent; and

7.                                       Securities pledge agreement to be entered into between the Borrower and the Administrative Agent (the “Borrower Pledge Agreement”)